

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170279

DIVISION OF
CORPORATION FINANCE

June 1, 2017

John Saia
McKesson Corporation
john.saia@mckesson.com

Re: McKesson Corporation
Incoming letter dated March 28, 2017

Dear Mr. Saia:

This is in response to your letters dated March 28, 2017 and May 9, 2017 concerning the shareholder proposal submitted to McKesson by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated April 24, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

June 1, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated March 28, 2017

The proposal requests that the company issue a report describing the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions, its process for monitoring and auditing these systems to check for and safeguard against failure and how it reports back to manufacturers on the way these systems are functioning.

There appears to be some basis for your view that McKesson may exclude the proposal under rule 14a-8(i)(7), as relating to McKesson's ordinary business operations. In this regard, we note that the proposal relates to the sale or distribution of particular products to its customers. Accordingly, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

John G. Saia Associate General Counsel and Corporate Secretary

1934 Act/Rule 14a-8

May 9, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by The New York State Common Retirement Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter concerns the request, dated March 28, 2017 (the "Initial Request Letter"), that McKesson Corporation, a Delaware corporation (the "Company") submitted seeking confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by The New York State Common Retirement Fund (the "Proponent") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "2017 Proxy Materials"). The Proponent's representative has submitted a letter to the Staff, dated April 24, 2017 (the "Proponent Letter"), expressing the view that the Proposal and Supporting Statement may not be omitted from the 2017 Proxy Materials.

We submit this letter to supplement the Initial Request Letter and respond to the views expressed in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) As It Relates To The Company's Ordinary Business Operations

For the reasons set forth in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7) as the Proposal relates to the Company's ordinary business operations. In the Proponent Letter, the Proponent acknowledges that the Staff recently concurred with the exclusion of a similar proposal relating to the distribution of medicines for use in executions, but asks that the Staff overturn that recent precedent. *See Pfizer, Inc.* (March 1, 2016). The Proponent provides no compelling rationale for why circumstances have changed such that the Staff should now ignore its most recently expressed view that such proposals may be excluded.

As support, the Proponent cites a shortage of medicines that can be use in executions as a key development since the Staff's recent conclusion in *Pfizer, Inc.* That assertion is incorrect as a shortage in such medicines has existed for years. *See* the bibliography attached as Appendix A. The Proponent further discusses the Company's distribution of opioids as a change in circumstances since *Pfizer, Inc.* However, the Proponent's discussion of the Company's opioid distribution channel demonstrates that the Proposal focuses on the Company's ordinary business – the sale and distribution of products to its customers – and not a significant policy issue. The Proponent asserts that the "[Proposal] focuses solely on a 'significant policy' issue … the impermissible use of medicines to carry out execution by lethal injection." *See* p. 2 of the Proponent Letter. That assertion, however, is also inaccurate given the Proponent's emphasis on the Company's distribution of medicines that are not used in executions, specifically opioids, as a key factor with respect to the Proposal. *See* p. 7 of the Proponent Letter.

The Proponent further asserts that the no-action responses cited in Section II.B of the Initial Request Letter relate solely to a company's "ability to choose the suppliers with which it does business or the terms and conditions of that relationship" but not ongoing activities with respect to those relationships. That view is an overly narrow reading of the Staff's prior positions. The Company's ongoing activities with respect to those relationships, including managing supplier relationships and complying with supplier contracts, involve basic, day-to-day decisions and are as fundamental to the Company's operations as the selection of those suppliers and establishing the terms and conditions of those relationships.

Currently, more than 500 pharmaceutical suppliers support the Company's distribution of thousands of different medicines, and each supplier relationship is subject to a unique set of terms and conditions. The distribution reach of this portion of the Company's business is also very broad, having generated more than $188 billion of revenues for its 2016 fiscal year. Managing supplier and customer relationships, in accordance with the applicable terms and conditions of those contractual relationships, are fundamental to the Company's daily operations. As a result, the Company expends substantial resources on day-to-day relationship management throughout the enterprise.

The Company's recent activities with respect to the State of Arkansas as described in the Proponent Letter are examples of the Company's ongoing management of its relationships and compliance with supplier contracts, which is clear from the description of the litigation matters referenced in the Proponent Letter. Accordingly, the day-to-day decisions concerning the management of, and compliance with, supplier relationships and compliance with supplier contracts are matters of ordinary business under Rule 14a-8(i)(7). As such, the Company is of the view that exclusion of the Proposal and Supporting Statement is consistent with the cited precedent.

As noted above, the Proponent Letter asserts that the Proposal focuses "solely on a 'significant policy' issue" and, further, that the precedent cited in Section II.C of the Initial Request Letter "[does] not support the case for exclusion." As described above, however, the Company is of the view that the Proposal relates, at least in part, to the ordinary business matters of the Company's sale or distribution of specific products and the management of its supplier relationships. The Company's view is supported by the focus in the Proponent Letter on the Company's distribution of medicines other than those that can be used in executions despite the Proponent's assertion that the Proposal relates "solely" to the significant policy issue of "the impermissible use of medicines to carry out execution by lethal injection." As the Proposal focuses on matters of ordinary business in addition to a significant policy issue, the Proposal is excludable under Rule 14a-8(i)(7) as discussed in the Initial Request Letter.

In Staff Legal Bulletin 14H (Oct. 22, 2015) ("SLB 14H"), the Staff provided its views regarding the scope and application of Rule 14a-8(i)(7) in light of the U.S. Court of Appeals for the Third Circuit's decision in *Trinity Wall Street v. Wal-Mart Stores, Inc.*[1] Following a discussion of its views on the majority and concurring opinions, the Staff emphasized that it "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the [Staff]'s prior application of the exclusion." The Staff's prior application of Rule 14a-8(i)(7) exclusion to proposals that concern the sale and distribution of medicines that may be used in executions is clear – such proposals may be excluded because they relate to the sale and distribution of particular products. *See Pfizer, Inc.* Staff precedent also makes clear that proposals relating to supplier relationships are excludable under Rule 14a-8(i)(7).

Accordingly, and consistent with SLB 14H and the Staff precedent noted above and in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(7) because the Proposal relates to the sale or distribution of products and the Company's relationships with its suppliers.

II. Conclusion

Based on the discussion above and the discussion in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

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[1] 792 F.3d 323 (3d Cir. 2015).

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9292, or Marty Dunn of Morrison & Foerster LLP at (202) 778-1611.

Sincerely,



John Saia
Associate General Counsel
and Corporate Secretary

Enclosure

cc: Patrick Doherty, Director of Corporate Governance
Office of the Comptroller of the State of New York

Appendix A

Bibliography

AOL News, *How Drug Shortages Will Shape the Death Penalty Debate* (October 14, 2015, 5:00 AM), https://www.aol.com/article/2015/10/14/death-penalty-drug-shortages/21248768/.

All Things Considered: States Scramble to Deal with Shortages of Execution Drugs, (NPR radio broadcast March 11, 2015), http://www.npr.org/2015/03/11/392375383/states-scramble-to-deal-with-shortages-of-execution-drugs.

Bailey Elise McBride, *Death Penalty Drug Shortage: Oklahoma Resets Executions Amid Drug Search*, Christian Science Monitor (March 18, 2014), http://www.csmonitor.com/USA/Latest-News-Wires/2014/0318/Death-penalty-drug-shortage-Oklahoma-resets-executions-amid-drug-search.

Al Jazeera America, *Oklahoma Unable to Buy Lethal Injection Drugs for Upcoming Execution*, (March 18, 2014, 6:04 PM), http://america.aljazeera.com/articles/2014/3/18/oklahoma-unable-tobuylethalinjectiondrugsforupcomingexecution.html.

Ty Alper, *The United States Execution Drug Shortage: A Consequence of Our Values*, 21 *Brown J. World Aff.* 27 (2014), available at: http://scholarship.law.berkeley.edu/facpubs/2471.

Jesse C. Vivian, *Lethal Injections, Drug Shortages, and Pharmacy Ethics*, 38 U.S. Pharmacist, 38, 40 (2013), available at: https://www.uspharmacist.com/article/lethal-injections-drug-shortages-and-pharmacy-ethics-44470.

Inside the Newsroom: Drug Shortages Disrupts Lethal-Injection Mix, (ABC News broadcast March 16, 2011), http://abcnews.go.com/Politics/death-penalty-drug-shortage-disrupts-execution-lethal-injection/story?id=13148874.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

24 April 2017

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic mail: shareholderproposals@sec.gov

Re: Shareholder proposal to McKesson Corporation from the New York State Common Retirement Fund

Dear Counsel:

I write on behalf of the New York State Common Retirement Fund (the "Fund") in response to the letter from counsel for McKesson Corporation ("McKesson" or the "Company") dated 28 March 2017 in which McKesson advises of its intent to omit the Fund's resolution (the "Resolution") from the Company's 2017 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Resolution

Citing the current controversy regarding the use of lethal injection in administering the death penalty, the Resolution requests that–

> McKesson issue a report at reasonable expense, excluding confidential information, describing: the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; its process for monitoring and auditing these systems to check for and safeguard against failure; and how it reports back to manufacturers on the way these systems are functioning.

The supporting statement notes the present controversy regarding the use of commercially manufactured medicines to administer the death penalty via lethal injection, even though these medicines were not designed, tested or approved for that use. The Resolution adds that disclosure of the use of medicines for executions can have a negative effect on manufacturers and distributors. Manufacturers of many medicines oppose the use of these drugs in executions and require distributors such as McKesson to sign contracts confirming that these products will not be sold for use in executions. Although McKesson states that it has entered into contracts with some manufacturers and suppliers to restrict the sale of medicines to prison systems and to others for lethal injections, there is no public information about how that policy is being implemented or how, in practice, McKesson prevents diversion and misuse of the medicines it distributes.

In seeking no-action relief, McKesson raises only one objection, namely, that the Resolution relates to the "ordinary business" of the Company and may thus be excluded under Rule 14a-8(i)(7). We explain below why McKesson has failed to carry its burden of showing that the Resolution may be excluded.

Discussion

McKesson's makes two inter-related claims under Rule 14a-8(i)(7), namely, that the sale and distribution of the Company's products are quintessentially "ordinary business" matters, as are McKesson's contractual arrangements with its suppliers, *i.e.*, the manufacturers of the medicines in question. For present purposes, these two points are not analytically distinct and are more in the nature of variations on a theme, and thus we treat them together. McKesson also posits that even if the Resolution touches upon an overriding "significant policy" issue, the entire proposal may be excluded because it also addresses ordinary business matters. As we now demonstrate, however, the Resolution focuses solely on a "significant policy" issue that overrides these objections.

That overriding policy issue is the impermissible use of medicines to carry out execution by lethal injection, particularly in light of the lengths to which some states may be willing to go to carry out these executions, given the current scarcity of medicines listed in states' formal execution protocols. Thus, contractual agreements between manufacturers and suppliers to bar the sale or distribution of these medicines for use in executions are words on paper and may not be enough to overcome political pressures to carry out the death penalty. There is thus a significant investor interest in knowing not just that a company has contracts barring sales to prison systems, but also the effectiveness of these controls. Indeed, some of the strongest arguments for this position comes from McKesson itself in developments in Arkansas since the Company filed its no-action letter last month.

We acknowledge the no-action relief granted last year in *Pfizer, Inc.* (1 March 2016) (the "*Pfizer* letter"), where the resolution asked Pfizer to prepare a "report describing the steps it has taken or will take to identify and remedy the flaws in its current distribution system for medicines listed in the formal execution protocols of certain U.S. states in order to prevent their sale to prisons for the purpose of aiding executions." We submit that *Pfizer* is not dispositive, however, because much has changed in the 14 months since the *Pfizer* letter, so much so that no-action relief should be denied in this case. Before explaining why that is the case, we offer the following background information as context.

A. The lethal injection controversy.

Execution by lethal injection typically involves a protocol that involves the administration of a three-drug "cocktail,": a sedative that puts the prisoner to sleep; a muscle relaxant that paralyzes the prisoner; and a toxin that stops the heart, with the latter two drugs administered at a much higher dosage level than would be used in normal medical situations.[1] If the sedative does not work properly, the execution could be botched, as occurred in executions in recent years in Arizona, Ohio and Oklahoma.[2] The prisoner would remain conscious, despite administration of the sedative, and the other two drugs can cause significant pain and lead to a protracted and agonizing death.

The controversy over lethal injection generated a campaign to prevent pharmaceutical companies from selling drugs with the potential for being used in executions. In 2011 the U.K. business secretary and then the European Union imposed export restrictions on these products. This limited the ability of American states to obtain drugs used in lethal injection executions, thus slowing the rate of executions in death penalty states. The export restrictions also spurred a search by death penalty states for alternative drugs.[3]

Unsurprisingly, U.S. drug manufacturers took note of the controversy and amended contracts with their distributors to prevent the sale of medicines to prison

[1] The practices in death penalty states are summarized in a report of the Death Penalty Information Center, attached as Exhibit A. See also Associated Press, *Alabama changes execution drug combination and seeks to set execution dates for 9 death row inmates* (Sept. 12, 2014), *available at* http://www.al.com/news/index.ssf/2014/09/alabama_changes_execution_drug.html.

[2] See also Lyman, *Alabama adopts new death penalty protocol*, MONTGOMERY ADVERTISER (Sept. 12, 2014), *available at* http://www.montgomeryadvertiser.com/story/news/politics/southunionstreet/2014/09/12/alabama-has-new-death-penalty-protocol-says-ag-office/15526777/

[3] See generally Ward, *Mylan faces investor pressures over use of drugs in US executions*, FINANCIAL TIMES (Oct. 19, 2014), *available at* https://www.ft.com/content/da2859b8-5762-11e4-8493-00144feab7de, and Ford, *Can Europe End the Death Penalty in America?*, THE ATLANTIC (Feb. 18, 2014), *available at* https://www.theatlantic.com/international/archive/2014/02/can-europe-end-the-death-penalty-in-america/283790/.

systems and others for lethal injections. These agreements typically included various types of provisions, *e.g.*, not authorizing the distributor to sell to prisons or secondary/tertiary distributors or retail pharmacies, who might in turn provide the drug to prisons, giving the manufacturer the right to approve all end-users and to retain legal control until the product reaches the approved end-user, specifying that the manufacturer's products can be sold only for the intended purposes.[4]

Although a distributor such as McKesson may have entered into legally binding contracts, the real question is how well these contracts work in practice, and that brings us to what is perhaps the most significant change in this area in the past 14 months: As drug manufacturers have sought to clamp down on use of their products in executions by lethal injection, death penalty states are running out of the medicines that they use to perform lethal injections.

B. Lethal injection drugs become scarce.

At the moment, there is a shortage of a barbiturate – sodium thiopental – that has been widely used in executions. Only one U.S. manufacturer (Hospira) is approved to manufacture sodium thiopental, which may be difficult if not impossible to obtain from foreign suppliers. Several months ago Hospira announced that it would no longer produce sodium thiopental, forcing death penalty states to look for alternatives. This can pose an issue for death penalty states: Texas, for example, has 317 inmates on death row, but only enough of one drug to execute two of them. Ohio has just one dose of the drug left.[5]

But sodium thiopental is not the only drug in short supply. Another widely-used sedative is midazolam, the approved sedative in Arkansas. In March 2017 Arkansas announced that it would execute seven prisoners in 11 days later this month. Why the rush? Drug manufacturers are required to put an "effective through" date on their drugs, after which the manufacturer cannot guarantee that the drug will be safe or effective. Arkansas's supply of midazolam expires at the end of this month.[6] Because of restrictions on the sale of midazolam for use in lethal injections, Arkansas will not readily be able to acquire more of that drug.

Moreover, a death penalty state cannot easily substitute one drug for

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[4] See *How manufacturers can prevent the sale of their drugs for use in executions*, posted by reprieve.org,uk, an anti-death penalty group, *available at* http://www.reprieve.org.uk/case-study/how-manufacturers-can-prevent-the-sale-of-their-drugs-for-use-in-executions/

[5] This summary is taken from a 2017 report from the Council of State Governments, attached as Exhibit B, which provides more details.

[6] Berman, *With lethal injection drugs expiring, Arkansas plans unprecedented seven executions in 11 days*, THE WASHINGTON POST (7 April 2017) (Exhibit C).

another. First, as noted, manufacturers have acted to prevent their products from being used in lethal injections. Second, in many states execution by lethal injection is governed by detailed protocols that may require legislative or regulatory action to change. Third, it is not clear whether an alternative drug will prevent a prisoner from dying a prolonged, agonizing death.[7]

C. Death penalty states react to the shortage of approved drugs.

There has been a strong pushback to these developments in death penalty states. The Governor of Arkansas explained his decision to execute seven prisoners in 11 days by saying that "families of the victims do not need to live with continued uncertainty after decades of review." Indeed, the political pressures to execute prisoners on death row are so strong that other states have decided not to wait until a better method of lethal injection is developed, but have decided to add or broaden their methods of execution to include firing squad (Utah), the electric chair (Tennessee) or nitrogen gas (Oklahoma). See Exhibit B, *supra.*

The strength of these countervailing forces – and the need for distributors to effectively monitor controls – are illustrated, ironically enough, by McKesson's recent experience with the planned Arkansas executions. The protocol of the Arkansas Department of Corrections (the "Department") contemplates using vecuronium bromide as the second-stage paralytic drug. However, it appears that Arkansas acquired its supply of that drug from McKesson through an unauthorized, if not deceitful transaction by which the state successfully evaded McKesson's policy against selling such medicines to prison systems.

The facts are set out in a verified complaint that McKesson filed on 14 April 2017 in Arkansas state court to enjoin Arkansas from carrying out any executions using the vecuronium bromide that had been improperly sold to the Department. On the basis of this complaint McKesson obtained a temporary restraining order barring the use of that drug in Arkansas' executions.[8]

According to the verified complaint, the Department is a long-time McKesson customer (Exhibit D, ¶ 8) and "leveraged" the license of its medical director to order ten boxes of this drug in a manner that implied there was a legitimate medical need for this order (¶ 13). The subterfuge included a Department representative placing a telephone order for this drug with a McKesson sales representative who was known to that employee, declining to confirm the purchase with an e-mail, and

[7] The Council of State Governments report (Exhibit B) notes, for example, that in December 2016 Oklahoma replaced sodium thiopental with pentobarbital, a drug usually used to euthanize animals. Ohio plans to eliminate the traditional three-drug "cocktail" and use only pentobarbital in executions.

[8] The verified complaint and temporary restraining order are attached as Exhibits D and E, respectively.

known to that employee, declining to confirm the purchase with an e-mail, and directing that the boxes be sent to the Department's administrative offices, rather than to the state prison (¶¶ 15-17).

Senior Department officials had full knowledge that this was wrong. At a habeas corpus hearing brought by some of the death row inmates, the Deputy Director testified under oath that he was aware of McKesson's policy against the use of this drug in executions and that the McKesson employee who filled that order had made a mistake in doing so (¶¶ 31-32). The Director later confirmed that the Department was fully aware of McKesson's policy in this area (¶ 33).

The verified complaint recounted how the Company has unsuccessfully sought the return of these drugs for nine months. In July 2016, in response to an inquiry from the manufacturer, McKesson asked the Department to return the drugs; the Deputy Director advised that the drugs had been set aside for return, at which point McKesson started processing a refund and sent the Department a pre-paid mailing label (¶¶ 19-22). When more than a week had passed, and nothing had happened, McKesson contacted the Department and was told that the Director had refused to return the drug and would "return the product if McKesson provided an alternative drug to be used in executions" (¶¶ 23-24).

The Department never returned the drugs (though it kept the refund) and recently confirmed its plans to use these drugs in the planned executions (¶¶ 26-27). This continued refusal to return the drugs, notwithstanding additional correspondence and the threat of litigation, prompted McKesson to file the lawsuit and obtain a temporary restraining order.

At a separate hearing on 19 April 2017 the Arkansas trial court heard live testimony from the Deputy Director, who stated that he had advised the McKesson employee who took the order of the intended use. The McKesson employee contradicted by testimony and affirmed the allegations in the verified complaint. After the hearing the trial court issued a second temporary restraining order, but the Arkansas Supreme Court stayed that order, thus allowing the execution of Mr. Ledell Lee the next day.[9]

The Department's seeming "whatever it takes" attitude, as described by McKesson, is not unique. Consider, for example, the findings of an Oklahoma grand jury that were issued in May 2016 (after the *Pfizer* letter). The 106-page report describes the errors in connection with an execution that was carried out using the wrong drug and a scheduled execution that almost led to the same result. The "botched" execution received contemporaneous media attention, but it was not

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[9] *Pulaski County judge issues restraining order on state's use of lethal-injection drug, blocking all executions,* ARKANSAS GAZETTE (19 April 2017) and KATV • Little Rock, AR *Supreme Court denies stay for Ledell Lee, inmate files civil rights suit* (20 April 2017) (collectively Exhibit F).

until the recent release of the grand jury report that the public learned how multiple failures can occur and how political pressures can lead to such a "botched" execution, even with strict protocols on the books. According to the grand jury:

- The director of the Department of Corrections orally modified the execution protocol without authority;
- The pharmacist ordered the wrong execution drugs;
- The Department's general counsel failed to inventory the execution drugs, as mandated by state purchasing requirements;
- The drugs were not inspected while being transported to the state penitentiary;
- The warden did not notify anyone that the wrong drug had been received; and
- The Governor' general counsel advocated proceeding with the scheduled execution, even if after it was clear that the Department would be using the wrong drug.[10]

In sum, the dramatic drop in the availability of drugs used for lethal injections is a significant change since the time of the *Pfizer* letter last year, as is public awareness of the extremes to which death penalty states will go to disregard their own rules and procedures to carry out executions.

D. The opioids crisis focuses public attention on drug distribution practices.

However, those are not the only developments that have moved this issue out of the "ordinary business" category and into the realm of "policy significance." The second change is more company-specific, as it involves recent disclosures of McKesson's difficulty monitoring its supply chain with respect to the distribution of opioids in certain parts of the country.

This change is highlighted in a series of articles from the CHARLESTON GAZETTE-MAIL that two weeks ago won the Pulitzer Prize for investigative reporting

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[10] See Berman, *Oklahoma lethal injection process muddled by "inexcusable failure," grand jury finds,"* THE WASHINGTON POST (19 May 2016), *available at* https://www.washingtonpost.com/news/post-nation/wp/2016/ 05/19/oklahoma-grand-jury-says-lethal-injection-process-muddled-by-inexcusable-failure/?utm_term=.1c27b790f52 (Exhibit G). The article contains a link to the full report, which is also available at https://www.ok.gov/oag/documents/MCGJ%20-%20Interim%20Report%205-19-16.pdf

The political pressures in favor of execution are also illustrated in a 2014 Oklahoma case where the Oklahoma Supreme Court stayed the execution of two convicted murderers. Within hours the Governor announced that she would not honor the stay, arguing that the court lacked jurisdiction to act. The next day, articles of impeachment against the justices who stayed the execution were introduced in the Oklahoma House of Representatives. On the following day the court lifted the stay. Cohen, *Oklahoma just neutered its state supreme court,* THE WEEK (29 April 2014), *available at* http://theweek.com/articles/447457/oklahoma-just-neutered-state-supreme-court and that chronicles the role of McKesson and other drug distributors in the opioid crisis that is wracking West Virginia and other states.[11]

It is not very often that an industry's supply chain and distribution practices become the focus of Pulitzer Prize-winning reporting, but that is the situation we have here. The prominence of the opioids abuse story and McKesson's role in it also demonstrate how the Company's distribution practices can implicate significant policy beyond the realm of business."

In brief, McKesson is one of three large distributors that supply more than half of all pain pills nationwide and that have revenues accounting for about 85 percent of the drug distribution market in the United States. The GAZETTE-MAIL reporting revealed some startling and disturbing facts, notably that over a six-year period (2007-2012) drug wholesalers distributed 780 million hydrocodone (Vicodin) and oxycodone (OxyContin) pills in West Virginia, where 1728 people fatally overdosed. These shipments amounted to 433 pain pills for every man, woman and child in the state (Exhibit H). Also, West Virginia state law requires distributors to report "suspicious" drug orders to state officials, neither McKesson nor the other wholesalers filed such reports despite the massive increase in sales, many of them to small pharmacies in the southern part of the state (Exhibit I).

The role of McKesson and other distributors in West Virginia's opioid crisis has not escaped the attention of public officials. The state Attorney General has filed a lawsuit against McKesson, which remains pending; similar litigation against McKesson's two largest competitors (Cardinal Health and AmerisourceBergen) were recently settled for $20 million and $16 million, respectively.[12] Individual West Virginia counties and towns are also suing McKesson and other wholesalers in an effort to recoup the costs of dealing with the opioid crisis.[13]

Apart from this action at the state level, McKesson agreed in January 2017 to pay $150 million to settle federal charges that the Company had failed to detect and report pharmacies' suspicious orders of prescription pain pills. As part of that settlement, McKesson was suspended for several years from sales of controlled substances in four states, with enhanced compliance requirements placed on the

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[11] See Eyre, *Drug firms poured 780M painkillers into WV amid rise of overdoses*, CHARLESTON GAZETTE-MAIL (17 December 2016) (Exhibit H), and Eyre, *"Suspicious" drug order rules never enforced by state*, CHARLESTON GAZETTE-MAIL (18 December 2016) (Exhibit I).

[12] Eyre, *Cardinal Health, AmerisourceBergen agree to settle WV pain pill lawsuit*, CHARLESTON GAZETTE-MAIL (27 December 2016); *Drug Wholesalers to Pay $36 Million Over West Virginia Pill Mill Claims*, POLICY AND MEDICINE (13 February 2017) (collectively Exhibit J).

[13] Higham and Bernstein, *Opioid distributors sued by West Virginia counties hit by drug crisis*, THE WASHINGTON POST (9 March 2017); PBS Newshour, *Another West Virginia town sues drug wholesalers* (15 February 2017) (collectively Exhibit K).

Company's distribution system. In announcing the settlement, the Justice Department noted that these were among the most severe sanctions ever agreed to by a distributor licensed by the Drug Enforcement Agency.[14]

Although the opioids situation involves the distribution of different products than those at issue in the Resolution, this development underscores the "policy significance" of the Fund's Resolution in a way that was not apparent at the time of the *Pfizer* letter 14 months ago.

* * *

Where does this recitation of recent events leave us?

The policy significance of these events over the past year – indeed, over the past few months – cannot be gainsaid.

- Death penalty states are more aggressive in their attempts to carry out executions by lethal injection, and they appear more than willing to cut corners – if not worse – to carry out executions by lethal injection.
- McKesson's distribution practices have been front-page news with respect to executions in Arkansas.
- McKesson's distribution practices otherwise recently resulted in a nine-figure settlement with the federal government and an unusually severe set of sanctions.
- McKesson still faces a potential eight-figure settlement with the state of West Virginia, not to mention the risk of payments in the suits brought by individual counties and town in that state.

We readily acknowledge that a company's distribution practices or supplier contracts might not ordinarily rise to a level of "policy significance" that transcends the "ordinary business" label, but we note that distribution practices and supplier relations rarely become the basis for Pulitzer Prize-winning investigative journalism, as is the case here.

We readily acknowledge also that McKesson's actions regarding Arkansas' plans to execute death row inmates are highly commendable. Nonetheless, questions remain, and the Fund's Resolution remains highly relevant. For example:

- Suppose that Arkansas had not taken the extraordinary step of announcing seven executions in a short period of time. What if Arkansas had scheduled the executions individually rather than *en masse*? Would McKesson have acted as it did? Would McKesson have even been monitoring the situation or known what was

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[14] Associated Press, *McKesson to pay $150 million in pill shipment case*, reprinted in MERCURY NEWS (17 January 2017), attached as Exhibit L, which notes a similar settlement in 2008 in which McKesson agreed to settle a $13.25 million civil penalty to resolve similar allegations.

about to happen?

• McKesson's attention to the situation in Arkansas came about because of an inquiry from the manufacturer about this sale (Exhibit D, ¶ 19). Would McKesson have discovered the Department of Corrections' real intent on its own?

• What is McKesson doing with respect to other death penalty states that may be running out of approved drugs and may be looking for alternatives? Recall the view of the Director of Arkansas Department of Corrections that her department would return the drugs only "if McKesson provided an alternative drug to be used in executions"?

There may be answers – good answers – to these questions. At the moment, however, shareholders have no answers. There is thus value in allowing McKesson shareholders to ask the Company to address an issue of considerable significance to them as shareholders and that is not likely to disappear any time soon, given the shrinking pool of medicines that can be used in lethal injections weighed against the political pressure in death penalty states to carry out executions.

Ironically, perhaps the most eloquent description of the significance of these issues appears in the verified complaint that McKesson filed to enjoin the use of vecuronium bromide in Arkansas' planned executions. After telling the court that the Company would "suffer irreparable harm" without an injunction (Exhibit D, ¶ 38), McKesson explained (¶ 39):

> McKesson will suffer grave reputational harm for being associated with the planned executions of the seven inmates using products that the manufacturer banned for such purpose. Reputational harms will also impact McKesson's relationships with its contractual partners. Manufacturers that prohibit the sale of lethal pharmaceuticals to states and correctional facilities that administer capital punishment may be less likely to enter into business arrangements with McKesson if products McKesson distributed are used in state-sponsored executions. McKesson has a significant commercial interest in ensuring that its contracts are implemented correctly.

We agree. "Grave reputational harm" and "irreparable harm" are not the typical consequences of a matter of "ordinary business." That is why the Resolution warrants shareholder consideration at McKesson's annual meeting, as the problems and the competing forces described here show no sign of abating any time soon. The issues raised by the Resolution thus cannot be described as "ordinary."

The situation here is far from the typical situations that McKesson raises in its letter. The first category of letters cited in McKesson's letter (at pp. 3-4) involved successful challenges to shareholder proposals that sought to affect ways that a company sells or distributes its product. Those situations differ from what we have here, however, as the resolutions in those cases all sought to regulate in some fashion the lawful sale or distribution of products, including *FMC Corp.* (25 February 2011) (seeking to avoid misuse of insecticide and pesticide products); *Wal-Mart Stores, Inc.* (20 March 2014) (seeking board oversight of products deemed to endanger public safety); *Wells Fargo & Co.* (28 January 2013) (seeking oversight of a bank's direct deposit advance lending services); *Johnson & Johnson* (22 February 2011) (request to add warning labels to tablets manufactured by the company).

Here, by contrast, we deal with the distribution of products that cannot be sold to state corrections departments. McKesson has already agreed to and is contractually bound to such restrictions. If there are lapses in the distribution network – as there were in Arkansas – there can be irreparable harm significant economic and reputational damages to the distributor, as McKesson candidly avers.

McKesson next (at pp. 4-5) cites letters dealing with attempts to regulate supplier relationships. These letters are inapposite because the Fund's Resolution in no way addresses McKesson's ability to choose the suppliers with which it does business or the terms and conditions of that relationship. Indeed, we take as a given the supplier-distributor relationship as it exists here, in the sense that McKesson's suppliers do not allow their products to be sold to state prison systems. This is a far cry, then, from proposals asking a company to monitor its overseas subcontractors (*Foot Locker, Inc.* (3 March 2017)),[15] to assess the water risk to a company's agricultural supply chain (*Kraft Foods Inc.* (23 February 2012)); to monitor an airline's contract repair stations (*Alaska Air Group, Inc.* (8 March 2010); to review the standards for choosing organic dairy product suppliers (*Dean Foods Co.* (9 March 2007)); or to disclose information about how a company's suppliers use antibiotics in their hog production facilities (*Seaboard Corp.* (3 March 2003)).

McKesson's third point (at pp. 5-6) is that a proposal that mixes policy issues with ordinary business issues may be excluded if the proposal simply "touches upon" a policy issue without making that issue the "focus" of the proposal. McKesson's statement of that general principle is correct, as is illustrated by some of the cited letters, where a resolution "touched upon" a broader policy issue only tangentially, *e.g., Dominion Resources, Inc.* (14 February 2014) (asking a utility to report on potential use of solar energy relates to choice of which technologies to use, even though there is a tangential connection to the broader issue of renewable energy); *CIGNA Corp.* (23 February 2011) (proposal to manage an insurance company's expenses has only a tangential relation to the policy issue of health care costs); *Capital One Financial Corp.* (3 February 2005) (proposal on how a company

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[15] This is true only up to a point, however. Proposals that involve international supply chain issues may not be excluded under the "ordinary business" exclusion if they focus on the overriding policy issue of human rights. *E.g., Amazon.com, Inc.* (25 March 2015).

manages its workforce may be excluded, even though workforce management may touch on the policy issue of outsourcing).

The Fund's Resolution is different in character from these proposals, as it is from proposals that suffer from overbreadth problems. In *PetSmart* (24 March 2011), the proposal asked the company to have its suppliers certify their compliance with laws involving the treatment of animals. The Division noted that "the humane treatment of animals is a significant policy issue," but the scope of the laws covered by the proposal is "'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'." Similarly the proposal in *Amazon.com, Inc.* (27 March 2015) sought a report on the "treatment of animals used to produce the products" the company sells. The Division concluded although animal cruelty was an overriding policy issue, the proposal did not focus on animal cruelty and could thus be excluded as relating to the broader – and more "ordinary" – issue of animal "treatment."

Finally, an executive compensation proposal at issue in *General Electric Co.* (10 February 2000) dealt with an unquestioned policy issue (senior executive pay), but it was excluded because the proposal requested a change in accounting methods, a clear "ordinary business" matter.

Thus, the Fund's resolution focuses on a significant policy issue, and the letters McKesson do not support the case for exclusion. This is not a situation where an "ordinary business" matter is connected to a "significant policy" issue only at an abstract level or where the proposal covers far more ground than an issue of conceded policy significance.

Conclusion.

McKesson has thus failed to carry its burden of showing that the Resolution may be excluded because it addresses the "ordinary business" of the Company. Accordingly, we respectfully ask you to advise McKesson that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,



Cornish F. Hitchcock

cc: John G. Saia, Esq.

EXHIBIT A



D P
I C
DEATH PENALTY
INFORMATION CENTER



2011-2014
TOP
NON-
PROFIT

State by State Lethal Injection

EXECUTIONS BY LETHAL INJECTION

The six executions carried out in January 2014 represent four different lethal injection protocols, some of which involved drugs never before used in executions, and drugs obtained from less regulated compounding pharmacies.

Name	State	Type of Lethal Injection Protocol
Askari Muhammad	FL	with midazolam hydrochloride
Michael Wilson	OK	with pentobarbital
Dennis McGuire	OH	with midazolam and hydromorphone
Edgar Tamayo	TX	pentobarbital
Kenneth Hogan	OK	with pentobarbital
Herbert Smulls	MO	pentobarbital

= # of drugs in protocol

"I can feel my body burning."
-Michael Wilson, executed in OK on Jan. 9

"McGuire struggled, made guttural noises, gasped for air and choked for about 10 minutes before succumbing to a new, two-drug execution method."
-Alan Johnson, an AP reporter who witnessed the execution in OH on Jan. 16

DEATH PENALTY INFORMATION CENTER — For more information, visit deathpenaltyinfo.org.

Until 2009, most states used a three-drug combination for lethal injections: an anesthetic (usually sodium thiopental, until pentobarbital was introduced at the end of 2010), pancuronium bromide (a paralytic agent, also called Pavulon), and potassium chloride (stops the heart and causes death). Due to drug shortages, states have adopted new lethal-injection methods, including:

ONE DRUG: Eight states have used a single-drug method for executions--a lethal dose of an anesthetic (Arizona, Georgia, Idaho, Missouri, Ohio, South Dakota, Texas, and Washington). Six other states have at one point or another announced plans to use a one-drug protocol, but have not carried out such an execution (Arkansas, California, Kentucky, Louisiana, North Carolina, and Tennessee).

PENTOBARBITAL: Fourteen states have used **pentobarbital** in executions: Alabama, Arizona, Delaware, Florida, Georgia, Idaho, Mississippi, Missouri, Ohio, Oklahoma, South Carolina, South Dakota, Texas, and Virginia. Five additional states plan to use pentobarbital: Kentucky, Louisiana, Montana, North Carolina, and Tennessee. Colorado includes pentobarbital as a backup drug in its lethal-injection procedure.

MIDAZOLAM: Four states have used **midazolam** as the first drug in the three-drug protocol: Florida, Oklahoma, Alabama, and Virginia. Oklahoma used midazolam in the botched execution fo Clayton Lockett in April 2014, and Lockett died after the procedure was halted. Alabama's use of midazolam in the execution of Ronald Smith in December 2016, resulted in nearly fifteen minutes of Smith heaving and gasping for breath. Arkansas intends to use midazolam in the three-drug protocol in carrying out executions in April 2017. In January 2017, Florida abandoned its use of midazolam as the first drug in its three-drug protocol and replaced it with etomidate. Two states have used midazolam in a two-drug protocol consisting of midazolam and hydromorphone: Ohio (Dennis McGuire) and Arizona (Joseph Wood). Both of those executions, which were carried out in 2014, were prolonged and accompanied by the prisoners' gasping for breath. After its botched execution of McGuire, Ohio abandoned its use of midazolam in a two-drug protocol, but then in October 2016 decided to keep midazolam in a three-drug protocol. In December 2016, Arizona abandoned its use of midazolam in either a two-drug or a three-drug protocol. Three states have, at some point, proposed using midazolam in a two-drug protocol (Louisiana, Kentucky, and Oklahoma) but none of those states has followed through with that formula. Some states have proposed multiple protocols. Missouri administered midazolam to inmates as a sedative before the official execution protocol began.

COMPOUNDING PHARMACIES: At least ten states have either used or intend to use compounding pharmacies to obtain their drugs for lethal injection. **South Dakota** carried out 2 executions in October 2012, obtaining drugs from compounders. **Missouri** first used pentobarbital from a compounding pharmacy in the November 20, 2013 execution of Joseph Franklin. **Texas** first used pentobarbital from a compounding pharmacy in the execution of Michael Yowell on October 9, 2013. **Georgia** used drugs from an unnamed compounding pharmacy for an execution on June 17, 2014. **Oklahoma** has used drugs from compounding pharmacies in executions, including in the botched execution of Lockett. **Virginia** first used compounded pentobarbital obtained through the Texas Department of Criminal Justice in the execution of Alfredo Prieto on October 1, 2015. **Ohio** announced plans to obtain drugs from compounding pharmacies in October, 2013. In March 2014, **Mississippi** announced plans to use pentobarbital from a compounding pharmacy. Documents released in January 2014, show that **Louisiana** had contacted a compounding pharmacy regarding execution drugs, but it is unclear whether the drugs were obtained there. **Pennsylvania** may have obtained drugs from a compounder, but has not used them. **Colorado** sent out inquiries to compounding pharmacies for lethal injection drugs, but all executions are on hold.

ALTERNATE METHODS: Three states have passed laws allowing for alternative execution methods if lethal-injection drugs are unavailable. **Oklahoma**'s law, effective as of November 2015, allows for the use of nitrogen gas asphyxiation. **Tennessee**'s law allows for the use of the electric chair. **Utah**'s law allows the firing squad to be used if the state cannot obtain lethal-injection drugs 30 days before an execution. **New Hampshire** allows for hanging "if for any reason the commissioner [of corrections] finds it to be impractical to carry out the punishment of death by administration of the required lethal substance or substances."

In **federal** executions, the method is lethal injection, which was the method used in all three of the federal executions in the modern era have been by lethal injection carried out in a federal facility in Indiana. Apparently, a three-drug combination was used, though prison officials did not reveal the exact ingredients. (See Washington Post, Dec. 5, 2000). The **U.S. Military** has not carried out any executions since reinstatement. It plans to use lethal injection.

LETHAL INJECTION "FIRSTS"

First state to use lethal injection: **Texas**, December 7, 1982

First state to use one-drug method: **Ohio**, December 8, 2009 (single drug was sodium thiopental)

First state to use pentobarbital in three-drug protocol: **Oklahoma**, December 16, 2010

First state to use pentobarbital in one-drug protocol: **Ohio**, March 10, 2011

First state to use midazolam in three-drug protocol: **Florida**, October 15, 2013

First state to use midazolam in two-drug protocol: **Ohio**, January 16, 2014

For drugs used in individual executions, see Executions in 2009, Executions in 2010, Executions in 2011, Executions in 2012, Executions in 2013, Executions in 2014, Executions in 2015, and Executions in 2016.

State-by-State Lethal Injection Information		
State	Most recently used drug protocol	Latest Information
Alabama	3-drug with midazolam	Sodium thiopental seized by DEA in March 2011 (ACLU of Northern CA, 5/17/11) Began using pentobarbital in three-drug protocol on May 19, 2011 (Reuters, 5/19/11)

		Announced plans to use midazolam as first drug in a three-drug protocol (Anniston Star, 9/12/14) Carried out first execution using midazolam (in three-drug protocol) in December 2016, and prisoner gasped for breath for nearly 15 minutes.
Arizona^	2-drug with midazolam and hydromorphone	Began using pentobarbital in three-drug protocol on May 25, 2011 (AP, 5/25/11) Switched to **one-drug protocol** (pentobarbital) on February 29, 2012 (AP, 2/29/12) Execution protocol was changed to allow witnesses to watch execution, starting with insertion of IV lines. Previously, witnesses could not watch the insertion of IV lines (Associated Press, 6/7/12) At least enough pentobarbital for two more executions (AP, 9/19/12) First use of midazolam and hydromorphone in a two-drug protocol on July 23, 2014 was botched. Execution of Joseph Wood took over two hours, witnesses reported Wood gasped and snorted throughout the execution. (Washington Post, 7/23/14) In December 2016, Arizona removed midazolam from its protocol. Executions on hold per court order until further notice.
Arkansas^	3-drug with sodium thiopental*	Turned over sodium thiopental to DEA in July 2011 (AP, 7/21/11) Obtained unspecified amount of sodium thiopental from British company (AP, 1/21/11) Executions on hold because lethal injection law violates state constitution (2012) Legislature passed law rewriting execution protocol, calls for one-drug procedure, but does not specify drug (AP, 2/20/13) Announced plans to use phenobarbital in executions. No other state has used or plans to use the drug in executions. (AP, 4/16/13) State has now abandoned plans to use phenobarbital. (Arkansas News Bureau, 6/17/13) In June 2015, Akansas announced that it planned to use midazolam in a three-drug protocol. State says that it has obtained drugs necessary to carry out the eight executions scheduled in April 2017, but the State refuses to disclose the source of the drug citing the state secrecy statute.
California^	3-drug with sodium thiopental*	Obtained sodium thiopental from British company, enough for 86 executions (AP, 1/21/11)

		Executions on hold due to lethal injection challenge in courts; the governor has recommended that the Dept. of Corrections consider changing to a 1-drug protocol A Superior Court judge rejected requests to set execution dates, saying he did not have jurisdiction to order the one-drug procedure that has never been used in California (AP, 9/11/12). State is no longer defending its 3-drug protocol and intends to implement a 1-drug protocol. (Mercury News, 7/11/13) Announced a new one-drug protocol with four drug options (amobarbital, pentobarbital, secobarbital, or thiopental). Approval for the new protocol is expected to take at least one year, with possible legal challenges to follow. (LA Times, 11/6/15)
Colorado	3-drug with sodium thiopental*	Executions on hold due to lethal injection challenge in courts and action by the governor staying executions over concerns about the death penalty generally Pentobarbital is included as a backup for sodium thiopental in Colorado's lethal injection protocol (Associated Press, 8/23/13)
Delaware	3-drug with pentobarbital	Began using pentobarbital in three-drug protocol on July 29, 2011 (delawareonline.com, 7/29/11)
Florida	3-drug with midazolam	Began using pentobarbital in three-drug protocol on September 28, 2011 (Washington Post, 9/29/11) Announced plans to use midazolam as the first drug in a new three-drug protocol. Began using midazolam in executions on October 15, 2013. Changed its protocol on January 4, 2017, replacing midazolam as first drug in three-drug protocol with the drug etomidate, which has never been used in lethal injections.
Georgia^	1-drug pentobarbital	Used foreign-bought sodium thiopental in 2 executions before sodium thiopental was seized by DEA in March 2011 (ACLU of Northern CA, 5/17/11) Began using pentobarbital in three-drug protocol on June 23, 2011 (Reuters, 6/23/11) Supply of 17 vials of pentobarbital (enough for about 6 executions) expires March 1, 2013 (AP, 2/18/13) Began using one-drug protocol on February 21, 2013 (The Guardian, 2/21/13) Rescheduled the execution of Kelly Gissendaner (set for March 2, 2015) because the compounded executions drugs were cloudy.
Idaho	1-drug pentobarbital	Began using pentobarbital in three-drug protocol on November 18, 2011 First used **one-drug** method (pentobarbital) on June 12, 2012

Indiana	3-drug with sodium thiopental*	Uses three-drug protocol Announced plans to use Brevital, a barbiturate anesthetic, as the first drug in a three-drug protocol (AP, 5/18/14)
Kansas	None	Statute does not specify drugs; no executions in modern era
Kentucky	3-drug with sodium thiopental*	Sodium thiopental was seized by DEA in April 2011 (ACLU of Northern CA, 5/17/11); a state judge has ordered the prison system to consider using a 1-drug protocol. New execution method calls for 1- or 2-drug (**midazolam and hydromorphone**) lethal injection, depending on availability of drugs. Both protocols would employ intravenous application. New protocol takes effect 2/1/13, but must be approved by a judge before executions can resume. (AP, 1/31/13) In November 2014, the state abandoned use of midazolam and hydromorphone, and no protocol currently exists.
Louisiana	3-drug with sodium thiopental*	Announced change to one-drug procedure using pentobarbital (Baton Rouge Advocate, 2/6/13) Execution scheduled for 2/13/13 has been stayed. Judge requires additional information on new execution procedure. (AP, 2/7/13) Announced change to two-drug execution procedure - midazolam and hydromorphone (Times-Picayune, 1/27/14) Executions on hold per court order until at least January 2018.
Mississippi	3-drug with pentobarbital	Began using pentobarbital in 3-drug protocol on May 10, 2011 (AFP, 5/10/11) 5th U.S. Circuit Court of Appeals has agreed to hear challenge to Mississippi's lethal injection protocol; executions on hold (Associated Press, 8/4/12) Said it will use pentobarbital from a compounding pharmacy as the first drug in a 3-drug protocol (AP, 3/20/14) Added midazolam as alternative drug if sodium thiopental or pentobarbital are unavailable. (7/28/15.) Mississippi Supreme Court issued opinion that allows prisoner to challenge the state's method of execution in state court. (12/15/16.)
Missouri	1-drug pentobarbital	Announced plans to switch to one-drug protocol using 2 grams of **propofol** (Missouri Department of Corrections, 5/15/12) Announced plans to switch to pentobarbital, which will be obtained from a compounding pharmacy (AP, 10/22/13) Began using pentobarbital in one-drug protocol on November 20, 2013

Montana	3-drug with sodium thiopental*	Modified protocol to allow for use of pentobarbital (KXLH.com, 8/15/11) District Court judge ruled Montana's execution procedure unconstitutional (Canadian Press, 9/6/12) Proposed two-drug protocol is being challenged in court (ACLU of Montana, 7/15/13)
Nebraska^	3-drug with sodium thiopental*	Obtained sodium thiopental from Indian company, enough for 166 executions (Lincoln Journal Star, 1/21/11 and 1/27/11) Carey Moore execution stayed to allow time for legal challenge of imported sodium thiopental (Lincoln Journal Star, 5/25/11) Obtained new supply (485 grams, or enough for about 100 executions) of sodium thiopental from Swiss company (AP, 11/3/11) Naari AG, the Swiss company that produced Nebraska's supply, asked Nebraska to return it. Naari gave the drug to an Indian man "who said he wanted to use it and eventually sell it as an anesthetic in Zambia," and did not intend it to be used in executions. (CBS News, 11/30/11). The FDA has ordered Neb. to turn over any foreign sodium thiopental. Neb. has refused. FDA is appealing federal court ruling requiring it to recall foreign thiopental. (2012). Nebraska's legislature abolished the death penalty on May 27, 2015, but electorate voted to repeal the abolition bill in November 2016, and the death penalty has been reinstated.
Nevada	3-drug with sodium thiopental*	No current protocol available
New Hampshire	None	Statute does not specify drugs; no executions in modern era
New Mexico	3-drug with sodium thiopental*	Abolished death penalty in 2009, two prisoners remain on death row and may face execution by lethal injection
North Carolina	3-drug with sodium thiopental*	Executions on hold due to lethal injection challenge in courts. Secretary of Public Safety Frank Perry approved a one-drug protocol for lethal injections (WRAL, 11/5/13)
Ohio	2-drug with midazolam and hydromorphone*	Began using pentobarbital in **one-drug protocol** on March 10, 2011 (Washington Post, 3/11/11) Supply of pentobarbital expires September 2013 (AP, 9/19/12) Department of Rehabilitation and Correction has requested that doctors participate in executions and be protected from professional sanctions for doing so. (AP, 2/15/13) Announced plans to obtain pentobarbital from a compounding pharmacy (AP, 10/4/13)

		Began using a 2-drug protocol (**midazolam and hydromorphone**) on January 16, 2014, execution botched (New York Times, 1/16/14) Announced plans to use a one-drug protocol of sodium thiopental or pentobarbital (AP, 1/8/15) Changed protocol in October 2016, to three-drug using midazolam. Article reports that State obtained hundreds of vials of midazolam in September and October 2016, but it is unknown when the drugs expire. (AP, 1/9/17) On January 26, 2017, a federal magistrate judge finds that the state's current lethal injection protocol is unconstitutional.
Oklahoma	3-drug (midazolam, vecuronium bromide, potassium acetate)*	Began using pentobarbital in three-drug protocol on December 16, 2010 (CBS News, 12/17/10) Authorized 5 different lethal injection protocols, at the discretion of the Department of Corrections: a three-drug method beginning with sodium thiopental, pentobarbital, or midazolam, a two-drug procedure using midazolam and hydromorphone, or a lethal dose of pentobarbital alone (AP, 3/26/14) A state judge struck down Oklahoma's lethal injection secrecy law, saying that it violated prisoners' right to due process (AP, 3/26/14), but that decision was overturned by state Supreme Court. The state's first use of a three-drug protocol beginning with midazolam was botched. (LA Times, 4/29/14) An investigation revealed that the state had used potassium acetate as the final drug in the three-drug protocol in the execution of Charles Warner on 1/15/15. The state protocol calls for potassium chloride.(The Oklahoman, 10/8/15) Executions on hold per court order until further notice.
Oregon	3-drug with sodium thiopental*	Reselling execution drugs through reverse wholesaler after Gary Haugen execution was cancelled (The Oregonian, 1/3/12) Executions on hold due to governor-imposed moratorium
Pennsylvania	3-drug with sodium thiopental*	Statute does not specify drugs Executions on hold due to governor-imposed moratorium
South Carolina^	3-drug with pentobarbital	Sodium thiopental was seized by DEA in April 2011 (ACLU of Northern CA, 5/17/11) Began using pentobarbital in three-drug protocol on May 6, 2011 (Reuters, 5/6/11)
South Dakota^	1-drug pentobarbital	Department of Corrections officially altered lethal injection procedures to allow for a one-, two- or three-drug execution process. Changes to procedure will allow either sodium thiopental or pentobarbital to be used in one-drug protocol, or as initial drug in other protocols. State has obtained a supply of pentobarbital. (Sioux Falls Argus Leader, 10/22/11)

		Began using pentobarbital in **one-drug protocol** on October 15, 2012 (Associated Press, 10/16/12)
Tennessee^	3-drug with sodium thiopental*	Sodium thiopental was seized by DEA in March 2011 (ACLU of Northern CA, 5/17/11) Has no supply of sodium thiopental or pancuronium bromide (AP, 1/14/13) Announced plans to switch to a one-drug protocol using pentobarbital (AP, 9/28/13) Governor signed a bill to allow executions by electric chair if lethal injection drugs are not available (AP, 5/23/14) Tennessee Supreme Court upholds the lethal-injection protocol, but state says it does not have any lethal-injection drugs. (3/29/17)
Texas	1-drug pentobarbital	Began using pentobarbital in three-drug protocol on May 3, 2011 (Wall Street Journal, 5/4/11) As of May 21, 2012, Department of Criminal Justice has enough lethal injection drugs for 23 executions (Associated Press, May 21, 2012) Began using pentobarbital in **one-drug protocol** on July 18, 2012 (BBC News, July 18, 2012) Enough pentobarbital for 23 executions (AP, 9/19/12); drugs expire in September 2013 and state is seeking alternatives. Announced it will continue to use pentobarbital but did not indicate the source for the drug (AP, Sept. 20, 2013). Source revealed to be a compounding pharmacy (AP, 10/2/13) Began using pentobarbital from a compounding pharmacy on October 9, 2013 (AP, 10/9/13)
Utah	3-drug with sodium thiopental*	Uses three-drug protocol Authorized use of firing squad if lethal injection drugs cannot be obtained (New York Times, 3/23/15)
Virginia	3-drug with pentobarbital	Began using pentobarbital in three-drug protocol on August 18, 2011 (Washington Post, 8/18/11) Announced switch from pancuronium bromide to rocuronium bromide for second drug in three-drug protocol (Associated Press, 7/27/12) Authorized midazolam as an alternative first drug in the three-drug protocol (Washington Post, 2/21/14) Used compounded pentobarbital obtained through the Texas Department of Criminal Justice in the execution of Alfredo Prieto on 10/1/15 (BuzzFeed, 10/1/15) Virginia carried out its first execution using midazolam as part of three-drug protocol on January 17, 2017 (Ricky Gray). The drugs were all compounded, but the state would not provide further information on the source because of a state secrecy law.

^ marks states that received letters in April 2012 from the FDA requesting that they turn over their foreign-sourced lethal injection drugs, in accordance with the U.S. District Court ruling in *Beaty v. FDA* (Lincoln Journal Star, 4/18/12)

* marks states where the most recently used drug protocol will likely not be used in future executions

Related Links:

General Lethal Injection Information

Information on Compounding Pharmacies

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EXHIBIT B






ECONOMICS & FINANCE
EDUCATION & WORKFORCE
ELECTIONS
ENERGY & ENVIRONMENT
FEDERAL AFFAIRS
HEALTH
INTERNATIONAL
INTERSTATE COMPACTS
PUBLIC SAFETY & JUSTICE

January | February 2017

CONTENTS



E-NEWSLETTER

Lethal Injection Drug Shortage

By **Jennifer Horne** CSG Associate Director of Policy and Special Libraries

Texas has 317 inmates on death row, but only enough of a key lethal injection drug to execute two of them. Ohio has just one dose of the drug left.

A nationwide shortage of sodium thiopental, an anesthetic that is part of the three-drug cocktail used in lethal injections, has thrown capital punishment in the United States into disarray, delaying executions and forcing the change of execution protocols in several states.

Last month, Hospira—the sole U.S. company approved to manufacture the drug—announced it will no longer produce sodium thiopental. This move followed a global campaign by death penalty opponents and pressure by Italian government officials after the company sought to shift production of the drug to an Italian plant.

The shortage of sodium thiopental has forced the 35 states using lethal injection to scramble for any remaining stock and to explore alternatives.

"Many states will have to change their method of execution, which means regulatory changes that have to be approved and lengthy court challenges," says Richard Dieter, executive director of the Death Penalty Information Center. "In many states, this could take months, if not years, delaying executions."

Some states—including California, Arizona and Nebraska—were able to obtain the drug from suppliers in England and India. The British government has since banned such shipments. A class-action lawsuit against the Food and Drug Administration's decision to allow the importation of the drug into the country without adequate inspection or quality checks is pending. Death penalty opponents have raised questions about the quality of the drugs, arguing that if the drugs were expired or otherwise failed to work effectively, inmates could suffer significant pain, violating the ban on cruel and unusual punishment.

Whether executions will have to be delayed depends largely on the ability of states to make changes to their lethal injection protocols without legislative or regulatory changes.

In some states, switching to a new drug protocol is easily done. For an execution in December, Oklahoma replaced sodium thiopental with pentobarbital, a drug commonly used to euthanize animals. It is believed to be the first time the drug was used in a lethal injection. Ohio plans to do away the three-drug cocktail altogether..Beginning in March, the state will use a single dose of pentobarbital, becoming the first state to use the drug alone. This protocol is untested and many states are watching Ohio before changing their own protocols.

Tennessee is considering such a drug switch, which would not take long for the state to implement. Dorinda Carter, spokeswoman for the Tennessee Department of Correction, said such a change does not require new legislation and could be done after a departmental review.

However, other states have long regulatory and review processes. In Maryland, for instance, the current protocol under review has been withdrawn because changes will be so substantial that the rules will have to be completely revised.

"Our current proposed regulations have been withdrawn, so the process for writing new proposed regulations starts again. There is no set timetable for that process," said Rick Binetti, a spokesman for the state Department of Public Safety and Correctional Services,

Dieter explained that many other states face a lengthy regulatory process, including California and Kentucky. In addition, any change in the drug or its supplier will likely lead to lawsuits from inmates facing execution. Dieter said he expects there will be legal challenges in almost every state currently using sodium thiopental.

"Lawyers will challenge the use of new drug protocols or drugs that are imported from overseas," he said "Either way, there is enough of a change to warrant a challenge."

In the meantime, states continue to seek additional sources of sodium thiopental. On Jan. 25, 13 states asked the U.S. Department of Justice for help in identifying sources for the scarce drug or by making federal supplies available to states.

< Prev 1 | 2 | 3 | 4








EXHIBIT C

The Washington Post

Post Nation

With lethal injection drugs expiring, Arkansas plans unprecedented seven executions in 11 days

By Mark Berman April 7

Arkansas is preparing to execute seven death row inmates in 11 days this month before the state's deadly drugs expire, an unprecedented number of lethal injections in such a narrow window.

The hurried schedule has prompted unease from the state's Republican governor, lawsuits from the condemned inmates, and criticism from an array of former corrections officials nationwide.

Though the death penalty has been dormant in Arkansas — these would be the first executions there in 12 years — the lethal injections have put the state at the center of the debate about capital punishment as it becomes less common in the United States. Fewer states are putting condemned inmates to death, public support for executions is declining and authorities are struggling to find the drugs used in lethal injections amid a shortage spurred in part by drugmakers' objections to the death penalty.

Advocates for capital punishment argue that the delays in Arkansas amount to justice denied for the families of the victims. Civil liberties advocates worry that the rush in Arkansas could lead to "torture and injustice," in particular because corrections officials are being tasked with executing two men a day.

Arkansas officials blame the packed April execution schedule on the drug shortage, which has sent states scrambling for replacement chemicals and, in some cases, has caused them to contemplate other methods of execution. After the lengthy lull in executions — owing to legal challenges and the drug shortage — Arkansas state authorities say the lethal injections scheduled between April 17 and April 27 are overdue.

But Gov. Asa Hutchinson (R), who set the dates, admitted to feeling uneasy about being caught between needing to schedule them and the looming expiration of the state's stock of midazolam, a controversial sedative that will be one of three drugs used in the lethal injections.

"It's not my choice," Hutchinson said at a news conference. "I would love to have those extended over a period of multiple months and years, but that's not the circumstances that I find myself in."

The state's midazolam supply is set to expire at the end of April, officials say. And with no clear answer about whether the state will be able to obtain a new set of drugs, Hutchinson said he had little choice but to set the dates.

"It is uncertain as to whether another drug can be obtained, and the families of the victims do not need to live with continued uncertainty after decades of review," he said in a statement.

Drug manufacturers are required by law to put an expiration date on drugs in the United States, and after that date they cannot guarantee the drug's effectiveness or safety. A state corrections department spokesman declined to answer questions about the state's decision to act before the expiration date.

Arkansas acquired its midazolam in 2015, according to documents the state provided to The Washington Post. The drug prompted controversy after it was used in a bungled execution in Oklahoma and in lethal injections that were prolonged and included inmates gasping for breath in Ohio, zona and, most recently, in Alabama in December. According to the Arkansas documents, the state got its midazolam just days after the U.S. Supreme Court upheld the use of the drug in Oklahoma's lethal injections.

Citing the state's secrecy law, the Corrections Department declined to say when all the drugs expire, where they were obtained, how much they cost and how much the state has in stock. The documents also show that Arkansas obtained vecuronium bromide, a paralytic, in 2016, and potassium chloride, which stops the heart, in March, the week after Hutchinson set the execution dates.

Hutchinson originally scheduled eight executions in an 11-day span, but a judge on Thursday blocked one of them because the state's parole board said it would recommend commuting that inmate's sentence to life in prison without parole, a process that will extend beyond the drug expiration date.

The seven inmates still facing execution all were convicted of capital murder. All are men; four are black and three are white. They all received their sentences by the year 2000, and some of them have been on death row for a quarter-century or longer. In a recent report, the Fair Punishment Project at Harvard Law School said it found concerns with the Arkansas cases, saying that some of the inmates appear to suffer from intellectual impairment and outlining qualms about the legal representation the men have had.

Executions are a rarity in Arkansas, trailing more active death-penalty states including Texas, Florida and Oklahoma. Since the U.S. Supreme Court reinstated capital punishment in 1976, there have been 1,448 executions nationwide, according to the Death Penalty Information Center. Arkansas has executed 27 inmates in the past four decades. Texas has carried out more executions — 34 — since the beginning of 2014.

kansas also is not among the country's leaders in death-row populations. For every death row inmate in Arkansas, there are 20 in California. If the even executions in Arkansas are carried out, the state would eliminate one-fifth of its entire death row population.

While executions in the United States have been rapidly declining — falling to 20 last year, the fewest in a quarter-century — states still hoping to carry out executions have tried to obtain drugs in the wake of a years-long shortage. European officials and companies, objecting to their chemicals being used to kill people, have spurred states to begin adapting new and untested combinations of drugs.

Lethal injection remains the country's primary method of execution, but due to the shortage, states have also been looking to other methods. Utah, Tennessee and Oklahoma added or broadened their abilities to use a firing squad, electric chair or nitrogen gas, respectively. Others have sought to shroud their drug suppliers in secrecy to protect them from political or public pressure; Virginia passed such a law last year.

Most executions are carried out with little public notice, but the scheduling in Arkansas has drawn remarkable national scrutiny and criticism for the executions being scheduled back-to-back on four days in an 11-day span.

"We've never seen anything close to that," said Robert Dunham, executive director of the Death Penalty Information Center, a Washington-based nonprofit group.

Dunham said his group has tracked just 10 back-to-back executions on a single day, and none since 2000, though he noted that in the 1990s, Arkansas twice executed three inmates in one day. Texas once executed six prisoners in a 10-day span on two different occasions, but the Arkansas schedule would surpass that, Dunham said.

e know that the state is aware of how to do this in a more orderly and less unseemly way," Dunham said. "They've simply chosen to carry them out in 11 days because they won't be able to use their execution drug a week later."

Arkansas officials have defended their execution scheduling as needed to help families find justice and closure.

"The victims' families have waited far too long to see justice for their loved ones," a spokesman for Arkansas Attorney General Leslie Rutledge (R) said in a statement Thursday after one of the executions was called off. Rutledge would "respond to any and all challenges that might occur between now and the executions as the prisoners continue to use all available means to delay their lawful sentences."

For some relatives of the victims, though, they have been down this road before.

"I won't really believe it's going to happen until it happens," said Genie Boren, whose husband Cecil Boren was shot and killed by Kenneth Williams and has been waiting more than a decade for his death sentence to be carried out.

Williams, whose execution is scheduled for April 27 and is the last one this month in Arkansas, was serving a life sentence when he escaped prison by hiding in a garbage truck. He then traveled to the Boren house near Grady, about 70 miles from Little Rock, according to court summaries of his case.

When Williams got there, Genie Boren was at church, but he found Cecil Boren working on his car, the court records state. Williams then shot and killed Cecil Boren, dragged his body to a bayou and took the car. Williams was captured after a car chase that killed another driver. In 2000, he was sentenced to death for killing Boren.

"We'd like for it to happen before all of us die ourselves," said Genie Boren, 73. "You know, you wait that many years, you're just waiting and waiting and waiting. I'm not sitting around thinking it's going to happen for sure, but this is closer than we've ever gotten."

Boren said she still lives in the same house where her husband was killed, not far from where Williams is being held. While she had originally planned not to attend the execution because she did not want to see someone die, Boren said she changed her mind.

"I don't know if I will get anything from that," Boren said. "But you know, I live two miles from the prison. ... I always look over that way, because I know he's there," she said. "And once he's gone, I'll know he's gone."

Attorneys for the inmates have filed challenges questioning the scheduled pace and the particular drugs used. But the rush of work is "overwhelming," said Julie Vandiver, an assistant federal public defender in Little Rock, who is representing some of the inmates.

"This is not the way that it should go," Vandiver said. "The end stage of litigation is very important, and when an execution warrant is signed, there are all kinds of processes that start up."

She pointed to clemency petitions, which can only be contemplated after an execution date is set. She dismissed the state's argument that it has a deadline approaching, calling the deadline "manufactured" and noting that the state has gotten drugs before and can get them again.

Vandiver said the schedule "creates an impossible situation for all the people involved," including the corrections officials who "are going to have to execute these people."

Corrections officials have raised similar concerns. In a letter to Hutchinson last month, two dozen such officials pleaded with him to change the pace, warning that "performing so many executions in so little time will impose extraordinary and unnecessary stress and trauma" on the corrections officials.

"Even under less demanding circumstances, carrying out an execution can take a severe toll on corrections officers' wellbeing," they wrote.

Jerry Givens, who signed the letter and spent 17 years as Virginia's chief executioner, said corrections officers are already under enough pressure before taking on the added weight of multiple executions.

"How can you expect them to do something of this magnitude? It's rough," Givens, who executed 62 people and now opposes the death penalty, said Friday. "I know the effect it can have on you when you participate in executions ... It takes a while to really come out of that."

Wendy Kelley, director of corrections in Arkansas, declined an interview request. A spokesman, Solomon Graves, said Thursday that the corrections department rolled out training for the executions and that it would make counseling available to any staff members who participate in an execution.

Givens and the other corrections officials also worry that the pace "will increase the chance" of a mistake. They pointed to the last state that intended to carry out two executions in one night: Oklahoma, which bungled the execution of Clayton Lockett, a convicted murderer, in 2014.

Lockett grimaced, writhed and appeared to be in pain during the process, witnesses said, dying a short time after the execution was called off. In a state review, authorities wrote that the execution team placed the IV incorrectly and that officials involved described a feeling of extra stress and urgency because a second execution was scheduled for the same night.

The second execution was postponed, and when it was carried out in January 2015, Oklahoma officials used the wrong drug. The state has not carried out an execution since, though it came close later that year.

Executions are regularly halted in the United States. In some cases, it is because a court intervenes, but executions also have been called off recently for other reasons. Oklahoma abruptly called off another execution in 2015 when state officials realized they had again obtained the wrong drug. The same year, Georgia twice called off the execution of the state's only female death row inmate, first because of a winter storm and then because the drugs looked "cloudy." Officials later said they determined the drugs were just too cold, and they executed her months later.

Julie Tate contributed to this report.

Further reading:

Lethal injection drugs are scarce, so Arizona wants its death row inmates to bring their own.

Supreme Court Justice Breyer: California embodies the death penalty's 'fundamental defects'

Dylann Roof has been sentenced to death. Will the government ever be able to execute him?

Florida Supreme Court says hundreds of death row inmates may get new sentences and avoid execution

Mark Berman covers national news for The Washington Post and anchors Post Nation, a destination for breaking news and stories from around the country. Follow @markberman

EXHIBIT D

IN THE CIRCUIT COURT OF PULASKI COUNTY, ARKANSAS
_________ DIVISION

MCKESSON MEDICAL-SURGICAL INC., Plaintiff, v. STATE OF ARKANSAS; ARKANSAS DEPARTMENT OF CORRECTION; HUTCHINSON, ASA, Governor of the State of Arkansas, in his official capacity; and KELLEY, WENDY, Director of the Arkansas Department of Correction, in her official capacity; Defendants.	Case No.:

VERIFIED COMPLAINT FOR EMERGENCY INJUNCTIVE RELIEF AND RETURN OF ILLEGALLY OBTAINED PROPERTY

COMES NOW McKesson Medical-Surgical Inc. ("McKesson"), and for its Verified Complaint for Damages and Emergency Injunctive Relief states as follows:

PARTIES, JURISDICTION AND VENUE

1. Plaintiff McKesson is a Delaware corporation with its principal place of business located at 9954 Maryland Drive, Suite 4000, Richmond, VA 23233.

2. Defendant State of Arkansas ("Arkansas"), led by its Governor Asa B. Hutchinson ("Hutchinson"), is the sovereign government of Arkansas.

3. Defendant Arkansas Department of Correction ("ADC"), led by its Director Wendy Kelley ("Kelley"), is an Arkansas state governmental entity, with its principal place of business located at 6814 Princeton Pike Road, Pine Bluff, AR 71602.

4. The Court has subject matter jurisdiction under Amendment 80 to the Constitution of Arkansas. This Court has personal jurisdiction over the Defendants under Ark. Code Ann. § 16-4-10 l(B). Venue is proper in Pulaski County under Ark. Code Ann. § 16-60-103 and Ark. Code Ann. § 16-60-104.

FACTS ON HOW ADC MISLED MCKESSON

5. McKesson is a leading distributor for manufacturers seeking to distribute life-saving and life-enhancing products to healthcare providers and their patients.

6. Vecuronium bromide ("Vecuronium") is a pharmaceutical product with a number of beneficial uses in traditional hospital settings. Vecuronium is listed on the World Health Organization's List of Essential Medicines, the most safe and effective medicines used in any health system. McKesson does not manufacturer Vecuronium, but it receives and distributes Vecuronium pursuant to a contractual relationship with Pfizer, Inc.

7. Vecuronium is also used by some state correctional facilities as an essential component of those states' and facilities' capital punishment regimen. The manufacturer of Vecuronium has included clauses in its sale agreements that prohibit distributors from selling specific drugs that are capable of being used in capital punishments to federal and state correctional facilities that engage in capital punishment. Vecuronium is one of the drugs McKesson is restricted from selling to such federal and state correctional facilities.

8. ADC has been a longstanding McKesson customer.

9. To make its purchases, ADC provided McKesson proof of a medical license issued to ADC's medical director. Over the course of the parties' relationship, ADC continuously relied upon the medical director's license to purchase medical products.

10. Under Arkansas State Medical Board's regulations, a licensed "physician may not . . . Prescribe or administer dangerous or controlled drugs to a person for other than legitimate medical purposes." Arkansas State Medical Board Regulations, § 17-95-704. "The treatment of pain with dangerous drugs and controlled substances is a legitimate medical purpose when done in the usual course of medical practice." Code Ark. R. 060.00.1-2.

11. McKesson would not intend to sell Vecuronium to ADC for any purposes unless ADC had a current medical license on file.

12. For the vast majority of their relationship, ADC's orders were much like the orders of many of McKesson's customers. ADC's purchases largely consisted of medical surgical supplies, including surgical gloves, syringes, stethoscopes, and other commonly-used medical products. ADC also purchased prescription pharmaceuticals, including lidocaine and aplisol, other commonly-used medical products. All of the foregoing products are standard items found in well-supplied medical facility.

13. On or about July 11, 2016, ADC leveraged its medical director's license to order 10 boxes containing 10 vials of 20mg/25ml Vecuronium. In so doing, ADC led McKesson to believe that the order was placed at the request of or for the benefit of the physician and would be used for a legitimate medical purpose, consistent with Arkansas State Medical Board Regulations.

14. In fact, ADC intended to use this product in connection with executions, a fact that was never disclosed to McKesson.

15. ADC also sought to circumvent McKesson's controls by placing the Vecuronium order over the phone through a familiar customer sales representative.

16. McKesson's sales representative requested ADC send an email confirmation. However, ADC declined to send an email and insisted the transaction be conducted via text.

17. To further the implication that the Vecuronium was for a legitimate medical purpose, ADC had the Vecuronium shipped to ADC's administrative building, the address used for the healthcare facility's previous orders.

18. ADC undertook these actions with full knowledge that the manufacturer does not permit sales of Vecuronium to state correctional facilities that administer capital punishment.

19. McKesson received an inquiry from the manufacturer about this this sale on July 20, 2016.

20. Immediately thereafter, on July 21, 2016, McKesson spoke to Rory Griffin, ADC Deputy Director, and requested a return of the Vecuronium.

21. Mr. Griffin indicated to McKesson that the Vecuronium had been set aside for return. In response, McKesson promised to refund ADC's payment. McKesson immediately began processing ADC's refund, issuing a credit for the product, on July 27, 2016, even though the product itself had not yet been returned.

22. Thereafter, McKesson sought to secure the return of the Vecuronium. To speed the Vecuronium's return, McKesson provided a pre-paid shipping label.

23. Thereafter, ADC failed to communicate with McKesson for over a week. On August 3, 2016, Mr. Griffin reported that Ms. Kelley had refused to return the 10 boxes of Vecuronium.

24. Mr. Griffin stated that Ms. Kelley would only return the product if McKesson provided an alternative drug to be used in executions.

25. For the following month, McKesson urged ADC to live up to its promises. McKesson made a final plea in September 2016, when Darrell Rawlings, McKesson's Vice President of Prescription Category and Programs, sent a letter to Ms. Kelley and her counsel demanding the return of the 10 boxes of Vecuronium.

26. ADC has never returned the Vecuronium. To this day, the Vecuronium remains in ADC's possession, as does the funds McKesson returned to ADC on ADC's promise to return the Vecuronium.

27. ADC has now expressed its intent to use the Vecuronium in executions in the coming weeks.

28. ADC has not conducted an execution since November 2005.

29. There has been significant public discussion of ADC's intent to put inmates to death within days using the Vecuronium obtained from McKesson, including through reporting on an on-going *habeas corpus* action brought in the United States District Court for the Eastern District of Arkansas by the inmates by Defendants for execution. *See* Exhibits C-E.

30. On April 12, 2017, Mr. Griffin testified in the *habeas* action. Mr. Griffin testified that he is aware all manufacturers prohibit the sale of Vecuronium to states and correctional facilities that administer capital punishment. A copy of the transcript is attached hereto as Exhibit A.

31. Mr. Griffin further testified that he knew McKesson's policies prohibited his purchase of Vecuronium.

32. Mr. Griffin testified that he contacted a McKesson sales representative that he had previously used for products used in traditional healthcare settings. Mr. Griffin also testified that he knew the employee who sold him the Vecuronium was making a mistake, i.e., that he was not authorized to sell this product to ADC for their undisclosed purpose.

33. Mr. Griffin acknowledged that ADC was keeping the Vecuronium despite the fact that it had accepted a full refund of the purchase price from McKesson nearly a year ago.

34. Mr. Griffin's acquisition of regulated pharmaceuticals under false pretenses was unauthorized, ultra vires, and in bad faith. The use of property acquired by improper means is unauthorized and ultra vires.

35. Yesterday, Ms. Kelley, Mr. Griffin's supervisor, admitted that ADC was fully aware that manufacturers barred distributors like McKesson from selling lethal drugs to correctional facilities that administer capital punishment. A copy of the transcript is attached hereto as Exhibit B.

36. As a result of the intense public backlash against Defendants' plans, McKesson has been publicly identified as the distributor responsible for providing Vecuronium to ADC.

COUNT I: REQUEST FOR TEMPORARY RESTRAINING ORDER, PRELIMINARY INJUNCTION AND PERMANENT INJUNCTION

37. Paragraphs 1 through 36 are incorporated by reference as if fully set forth herein.

38. McKesson seeks a temporary restraining order, a preliminary injunction and a permanent injunction because absent same, McKesson will suffer irreparable harm and

McKesson lacks an adequate remedy at law to compensate McKesson for ADC's conduct in obtaining Vecuronium and for ADC's intent to use the illegally obtained Vecuronium in the execution of ADC inmates. McKesson does not seek a monetary judgment, only protection from the Defendants' unlawful conduct.

39. McKesson will suffer grave reputational harm for being associated with the planned executions of the seven inmates using products that the manufacturer banned for such purpose. Reputational harms will also impact McKesson's relationships with its contractual partners. Manufacturers that prohibit the sale of lethal pharmaceuticals to states and correctional facilities that administer capital punishment may be less likely to enter into business arrangements with McKesson if products McKesson distributed are used in state-sponsored executions. McKesson has a significant commercial interest in ensuring that its contracts are implemented correctly. Such harms cannot be adequately remedied later through a monetary judgment against ADC and Arkansas.

40. ADC bears no corresponding risk. A temporary restraining order and injunction here would not bar ADC's efforts to put its inmates to death. ADC can find other means to complete these executions. Further, ADC's interest bears no urgency. It has taken ADC decades to schedule the inmates for the death chamber, and ADC has not conducted an execution since 2005. It can wait longer to identify a method to put inmates to death without using deceit to illegally obtain pharmaceuticals. Finally, Defendants' financial burdens will not be increased as a result of this litigation, as McKesson only seeks injunctive relief from the imminent and irreparable harm threatened by Defendants' conduct.

41. McKesson has demonstrated a likelihood of success on the merits as discussed above. McKesson's contractual relationships in this particular instance do not allow it

to sell lethal pharmaceuticals to state correctional facilities that administer capital punishment. ADC intentionally and knowingly sought to purchase pharmaceuticals it knew McKesson was not authorized to sell to it. By using an established customer service relationship and its medical director's license, ADC led McKesson to believe that the Vecuronium was being purchased at a doctor's direction and for a legitimate medical purpose. ADC later promised to set aside the product for return. In response, McKesson refunded the monies used in the purchase. McKesson kept its end of the bargain by issuing a credit for the products. ADC repudiated its promise and has kept both the Vecuronium and the refunded monies.

COUNT II: RESCISSION BASED ON MISREPRESENTATION OF A MEDICAL LICENSE

42. Paragraphs 1 through 41 are incorporated by reference as if fully set forth herein.

43. On or about July 11, 2016, ADC relied upon the existing medical license that was on file with McKesson and that had been used to purchase medical supplies for legitimate medical purposes, to place a purchase for Vecuronium.

44. Under the State of Arkansas's regulations for physicians, a licensed physician "may not . . . [p]rescribe or administer dangerous or controlled drugs to a person for other than legitimate medical purposes." Arkansas State Medical Board Regulations, § 17-95-704.

45. McKesson would not have sold the Vecuronium to ADC without a legitimate medical license.

46. ADC therefore led McKesson to believe that the Vecuronium would be used only for "legitimate medical purposes," otherwise a physician would not be able to prescribe or administer the Vecuronium.

47. The administration of capital punishment is not a legitimate medical purpose, as defined in Arkansas law. *See* Ark. Code Ann. § 17-95-704(e)(3), (4)(A) (2017).

48. Moreover, based on the sworn testimony of Mr. Griffin, ADC concealed the purpose of the purchase to McKesson because ADC knew that if it represented to McKesson that the purpose was the administration of capital punishment, McKesson would not have sold ADC the Vecuronium.

49. McKesson reasonably relied on the representations that ADC presented to it in purchasing the Vecuronium.

50. Because of ADC's representation, McKesson has suffered and continues to suffer injuries, including, but not limited to reputational injury arising out of (i) association with the distribution of drugs used for the administration of capital punishment, (ii) the corresponding damage to business and investor relationships, and (iii) other damages to be proven at trial.

COUNT III: RESCISSION BASED ON UNILATERAL MISTAKE

51. Paragraphs 1 through 50 are incorporated by reference as if fully set forth herein.

52. On or about July 11, 2016, ADC purchase 10 boxes containing 10 vials of 20mg/25ml Vecuronium.

53. Under an existing agreement, Vecuronium is one of the drugs McKesson is not permitted to sell to state correctional facilities that administer capital punishment.

54. Under the State of Arkansas's regulations for physicians, a licensed physician "may not . . . [p]rescribe or administer dangerous or controlled drugs to a person for other than legitimate medical purposes." Ark. Code Ann. § 17-95-704(e)(3) (2017).

55. McKesson would not have sold the Vecuronium to ADC without a legitimate medical license, nor would it have sold the Vecuronium to ADC with knowledge that it would be used to administer capital punishment.

56. ADC through active concealment and/or bad faith induced McKesson into selling Vecuronium to ADC, with knowledge that McKesson was not allowed to sell Vecuronium to ADC for the administration of capital punishment.

57. McKesson would not have entered an agreement to sell ADC Vecuronium had McKesson known that it would not be used for a legitimate medical purpose, pursuant to the regulations of the Arkansas Medical Board which govern physicians in the State of Arkansas.

58. The mistake involved, the agreement to sell Vecuronium to ADC, is of great consequence and enforcing the agreement as made would be unconscionable.

59. The mistake relates to a material feature of the contract.

60. The mistake occurred despite McKesson at all times using reasonable care to prevent such a mistake from occurring.

61. Based on the manner in which ADC entered the agreement with McKesson for the sale of Vecuronium, and the purpose for which ADC intends to use the Vecuronium, the enforcement of the contract would be inequitable and unconscionable.

62. Rescission of the contract based on McKesson's unilateral mistake will not prejudice ADC or the State of Arkansas.

COUNT IV: REPLEVIN

63. Paragraphs 1 through 62 are incorporated by reference as if fully set forth herein.

64. On or about July 11, 2016, McKesson shipped 10 boxes containing 10 vials of 20mg/25ml Vecuronium to ADC.

65. Despite its promises to return the Vecuronium to McKesson, ADC has failed to do so.

66. As set forth above, ADC knew that McKesson was not allowed to sell ADC Vecuronium.

67. ADC tacitly misrepresented the purpose of the purchase, *i.e.*, that it was for a legitimate medical purpose, to obtain the 10 vials of 20mg/25ml Vecuronium.

68. McKesson is the rightful owner of the 10 vials of 20mg/25ml Vecuronium and has a present and immediate right of possession to the 10 vials of 20mg/25ml Vecuronium.

69. The 10 vials of 20mg/25ml Vecuronium are not the property of ADC or the State of Arkansas.

70. ADC has refused to return the 10 vials of 20mg/25ml Vecuronium to McKesson.

71. McKesson has a specific interest in the 10 vials of 20mg/25ml Vecuronium that are in the possession of ADC, because ADC intends to use McKesson's property for the administration of capital punishment, in violation of McKesson's policies and agreements between McKesson and manufacturers.

72. McKesson requests an Order from the Court pursuant to Ark. Code Ann. § 18-60-801 *et seq.*, directing ADC to return immediately the entirety of the 10 vials of 20mg/25ml Vecuronium to McKesson, as well an Order from the Court requiring an impoundment of the 10 vials of 20mg/25ml Vecuronium pending a hearing on its status.

COUNT V: UNJUST ENRICHMENT

73. Paragraphs 1 through 72 are incorporated by reference as if fully set forth herein.

74. After McKesson shipped 10 boxes containing 10 vials of 20mg/25ml Vecuronium to ADC, McKesson spoke to an ADC representative, Mr. Griffin, and requested a return of the Vecuronium on or about July 21, 2016.

75. Mr. Griffin indicated to McKesson that the Vecuronium would be set aside for return, and in response, McKesson promised to refund ADC's payment.

76. On July 27, 2016, McKesson returned ADC's payment by means of issuing a credit for the product.

77. On August 3, 2016, Mr. Griffin reported that Ms. Kelley had refused to return the 10 boxes of Vecuronium.

78. After refunding ADC's purchase by issuing a credit, ADC retained McKesson's product, contrary to the fundamental principles of justice, equity, and good conscience.

79. ADC's acceptance of the benefit without payment to McKesson for it full value, despite the promise to return the Vecuronium, is inequitable under the circumstances.

COUNT VI: UNLAWFUL TAKING

80. Paragraphs 1 through 79 are incorporated by reference as if fully set forth herein.

81. McKesson immediately returned ADC's funds by issuing a credit based on ADC's statement to set aside the 10 boxes of Vecuronium for return to McKesson. ADC has had

the funds and the Vecuronium ever since, and has refused to return the Vecuronium to McKesson.

82. McKesson has a current and present property interest in the Vecuronium.

83. ADC has taken the Vecuronium from McKesson without just compensation.

PRAYER FOR RELIEF

WHEREFORE, McKesson requests that the Court issue a temporary restraining order, preliminary injunction, and/or permanent injunction as outlined above; and grant it all other just and equitable relief to which it may be entitled. Provided, however, that McKesson does not seek monetary damages for any of its claims, and, therefore, the relief McKesson seeks will not increase the State of Arkansas's financial obligations. Pursuant to Ark . Code Ann. § 18-60-807, McKesson also requests that its property, the 10 vials of 20mg/25ml Vecuronium, be impounded pending a hearing on its status. McKesson seeks only equitable relief, including, but not limited to, rescission, as well as any other appropriate and just relief.

I, Steve Quattlebaum, state on oath that the above allegations are, on information and belief, true to the best of my knowledge.

Dated: April 14, 2017

Respectfully submitted,

QUATTLEBAUM, GROOMS & TULL
PLLC
111 Center Street, Suite 1900
Little Rock, AR 72201
(501) 379-1700
squattlebaum@qgtlaw.com
mshannon@qgtlaw.com
mheister@qgtlaw.com

By: /s/ Steven W. Quattlebaum
Steven W. Quattlebaum (84127)
John E. Tull (84150)
Michael N. Shannon (92186)
Michael B. Heister (2002091)

COVINGTON & BURLING LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
Tel: (202) 662-5463
eposner@cov.com
cdenig@cov.com
brazi@cov.com
jdougherty@cov.com
jcloar@cov.com
By: [PRO HAC MOTION TO BE FILED]
Ethan Posner
Christopher Denig
Benjamin J. Razi
Jon-Michael Dougherty
Jonathan L. Cloar (2013102)

Counsel for Plaintiff McKesson Medical-Surgical Inc.

EXHIBIT E

IN THE CIRCUIT COURT OF PULASKI COUNTY, ARKANSAS
5th DIVISION

MCKESSON MEDICAL-SURGICAL INC. PLAINTIFF

V. Case No. CV 17-1921

STATE OF ARKANSAS; ARKANSAS
DEPARTMENT OF CORRECTION;
ASA HUTCHINSON, Governor of the State
of Arkansas, in his official capacity; and
WENDY KELLEY, Director,
Arkansas Department of Correction, in
her official capacity. DEFENDANTS

TEMPORARY RESTRAINING ORDER

Before the Court is Plaintiff McKesson Medical-Surgical, Inc.'s ("McKesson's"), motion for a temporary restraining order or preliminary injunction against Defendant State of Arkansas, Arkansas Department of Corrections, Governor Asa Hutchinson, in his official capacity, and Director Wendy Kelly in her official capacity. The Court having considered the evidence submitted in support thereof, good cause appearing, and in accordance with Rule 65 of the Arkansas Rules of Civil Procedure and the common law, makes the following Order:

IT IS HEREBY ORDERED AND ADJUGED as follows:

(1) This Court has subject matter jurisdiction under Amendment 80 to the Arkansas Constitution and Ark. Code Ann. § 16-13-201.

(2) This Court has personal jurisdiction over the Defendants.

(3) Plaintiff has demonstrated a clear showing based on specific facts found in its Verified Complaint and attached exhibit, as well as in its motion and brief in support and

attached exhibits, that it has a likelihood of success on the merits of its claims in the Verified Complaint and that immediate and irreparable injury will be caused to Plaintiff if a temporary restraining order is not granted.

(4) Unless the Court takes immediate action, Plaintiff's property will be used by the Defendants and cannot be returned to Plaintiff. Plaintiff will suffer a series of irreparable harms including loss of property and forced participation in a procedure that is likely to cause reputational injury and related harms as set forth in greater detail in the pleadings.

(5) The forgoing harms cannot be remedied later. In contrast, any harm to the Defendants can be remedied through later acquisition of a replacement product.

(6) Weighing the equities and considering Plaintiff's likelihood of ultimate success, and the effect on Plaintiff if the Court takes no action, a temporary restraining order is in the public interest.

(7) Plaintiff has adequately demonstrated the necessity of proceeding without notice to Defendants of this *ex parte* application in order to preserve and protect the status quo.

(8) Based on the foregoing, the Court determines that no security is required at this time because Plaintiff has already refunded to Defendants the price of the property at issue.

(9) Therefore, this Court finds that Plaintiff has established good cause for the issuance of a Temporary Restraining Order issued *ex parte* as more particularly described herein.

IT IS THEREFORD ORDERED THAT:

1. Defendant having actual notice of this Order (by personal service, U.S. Mail, electronic mail, or otherwise) shall not use the vercuronium bromide obtained from Plaintiff until ordered otherwise by this Court. The Court shall address the final disposition of the property, including ownership of it, at a future hearing.

2. Should Defendant object to any part of this Order, or from it being entered as a Preliminary Injunction, then Defendant should appear on April 18th, 2017, at 9:00 a.m. in the Pulaski County Courthouse. Should Defendant desire an earlier hearing, then pursuant to Rule 65(b) of the Arkansas Rules of Civil Procedure, Defendant should make an application to this Court.

IT IS SO ORDRED THIS 14th day of April, 2017, at April 4:25 p.m. [time].

Wendell Griffen by:
Honorable ______________
Circuit Court Judge, 5th Division, Pulaski County
Cathy Compton
3rd Division

EXHIBIT F



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Pulaski County judge issues restraining order on state's use of lethal-injection drug, blocking all executions

Arkansas Online staff

Originally published April 19, 2017 at 10:27a.m., updated April 19, 2017 at 07:31p.m.

6:37 p.m. UPDATE:

A Pulaski County judge issued a verbal temporary restraining order Wednesday on Arkansas' planned use of one of three drugs used for lethal injections, effectively blocking all executions.

Pulaski County Circuit Judge Alice Gray gave the ruling after testimony from top Arkansas Department of Correction officials, who defended their process for obtaining vecuronium bromide from supplier McKesson Medical-Surgical Inc.

Arkansas Attorney General Leslie Rutledge plans to appeal the decision to the Arkansas Supreme Court, said Judd Deere, a spokesman for the attorney general's office.

Rory Griffin, the department's deputy director of health services and inmate programs, told the court Wednesday afternoon that he had advised Tim Jenkins, an account manager for McKesson, of the drug's specific use as part of the state's lethal injection protocol.

That testimony did not match that of earlier statements from Jenkins, who told the court that he wouldn't have completed the sale had he known its purpose.

Griffin testified that he had spoken with Jenkins over the phone and via text messages. He noted an initial conversation with the drug salesman expressing his intent and desire for further conversations about the transaction to be confidential and limited.

Director Wendy Kelley said that the practice of the Correction Department is to avoid as much of a paper trail as possible when it comes to execution drug transactions.

Griffin said he had phone conversations and exchanged text messages with Jenkins, but did not keep the messages recorded on his phone.

Text messages saved from Jenkins' phone were presented in court, none of which mentioned the use of the drug.

in closing arguments, Assistant Attorney General Colin Jorgensen said that McKesson had "brought this problem on themselves."

One of McKesson's attorneys, meanwhile, contended that Jenkins had been "duped" into selling the drug, and noted that use of the vecuronium bromide would result in "irreparable harm."

Gray agreed with the McKesson in her verbal ruling about 6:20 p.m., denying use of the drug and putting all executions at a halt.

Two executions were scheduled for Thursday and three others were set for next week.

Minutes before Gray's ruling, the Arkansas Supreme Court barred the execution of one of the inmates set to die Thursday: Stacey Johnson.

Read Thursday's *Arkansas Democrat-Gazette* for full details.

— Brandon Riddle

3:10 p.m. UPDATE:

The medical supplier employee who sold Arkansas its supply of vecuronium bromide said in court Wednesday he would not have made the sale if knew the state intended to use the drug in executions.

Tim Jenkins, an account manager for the drug distribution company McKesson Corp., testified in front of Pulaski County Circuit Judge Alice Gray as part of his employer's suit against the state Department of Correction.

McKesson's lawyers argued that Gray should issue a temporary injunction blocking the five executions scheduled this week and next because the state used deceit to obtain the drug, the *Arkansas Democrat-Gazette* reported. Vecuronium bromide, a paralytic that relaxes the respiratory system, is one of the three drugs used in the state's lethal-injection protocol.


ARKANSAS
EXECUTIONS

EXECUTIONS: In-depth look at 7 men whose deaths Arkansas scheduled



Click here for larger versions

Jenkins, who has worked in sales for McKesson for about 24 years, said in court he was driving sometime last summer when he got a call from Rory Griffin, the deputy director of health programs for the Department of Correction. Griffin told him he was interested in buying the drug, and Jenkins instructed him to email him the name of it so he could get the spelling right.

Griffin then told Jenkins he'd "prefer not to" and instead gave the name again over the phone while Jenkins wrote it down on paper, the employee told the courtroom. Griffin then texted Jenkins the next day with the corresponding company number for the drug, and Jenkins placed the order, he said.

At no time did they discuss that the drug was to be used for executions, Jenkins said, noting he would not have completed the sale if he knew.

"I wouldn't have done it," he said.

At one point, Griffin offered to pick up the ten boxes of the drug in person, Jenkins said. The vials had already been shipped via UPS to the prison, he said.

Later questioned by the defense, Jenkins told the courtroom Griffin never explicitly said the drugs were not going to be used for executions. In response to a different question, Jenkins said he has no authority to tell the organizations he works with what to do with the drugs they order.

In his opening statement, one of McKesson's lawyers, Steven Quattlebaum, said there is a "relationship of trust" in commercial transactions, and the Arkansas Department of Correction breached that trust.

Griffin obtained the paralytic drug by using a medical license that was already on file that is supposed to cover supplies for a "legitimate medical use," Quattlebaum said. Under Arkansas law, executions are not a legitimate medical purpose, he said.

When the Department of Correction "got caught" and McKesson learned of the drug's intended use, the company asked for the vials back, but the request was ignored, Quattlebaum said.

McKesson expected "transparent, honest transactions" with the state of Arkansas, which they did not receive, Quattlebaum argued.

McKesson is not arguing to stay the executions, Quattlebaum said repeatedly. What they are seeking is a "maintenance of the status quo" until the issue can be fully litigated, he said.

Assistant Attorney General Colin Jorgensen disagreed and told Gray that McKesson's argument is "cleverly characterized" as a temporary injunction, but is really an attempt to stay the scheduled executions of five condemned men.

If Gray were to side with McKesson, the state does not have another supply of the paralytic, and they likely won't be able to get the drug any time soon, Jorgensen said. So "the effect, no matter how you word it, is to stay the executions," and circuit courts in Arkansas have no authority to do so, he said.

Jorgensen said the state believes the case should be dismissed, the drug company has no legal authority and the state Department of Correction has "sovereign immunity" in the matter.

Jorgensen also said McKesson said being associated with the executions will cause the company "irreparable harm," including financial damages. Yet the state took great pains to not identify any "manufacturer, supplier or distributor" involved in the executions, Jorgensen said.

The company sent out a press release, showed up in court and "announced to the world" that they were involved, Jorgensen said. If they had not done so, very few people would have known, he said.

Gray told the courtroom before witnesses began testifying that she had not made up her mind in the case. A few times during the attorneys' opening statements, she encouraged them get to the point faster.

Check back with Arkansas Online for updates and read Thursday's *Arkansas Democrat-Gazette* for full details.

— *Emma Pettit*

EARLIER:

A complaint brought by a medical supplier that seeks to prevent one of its drugs from being used in lethal injections in Arkansas should be thrown out, the state's attorney general said in a filing Wednesday.

McKesson Medical-Surgical Inc. on Tuesday filed a complaint in Pulaski County Circuit Court seeking a temporary restraining order or injunction "to prevent the use of our product for something other than a legitimate medical purpose," it said in a statement. Click here to read the full complaint filed Tuesday by McKesson.

Arkansas Attorney General Leslie Rutledge later Tuesday requested that the case be moved to Faulkner County Circuit Court and Wednesday filed a motion requesting it be dismissed entirely. Click here to read the Wednesday filing.

The filing from Rutledge contends McKesson's complaint fails to "state facts upon which relief can be granted" and notes that it "amounts to a stay of executions" because a court order barring the drug's use would prevent the lethal injections from proceeding.

"[T]his Court lacks jurisdiction to grant a stay of executions as a matter of settled Arkansas law," Rutledge wrote. "The complaint should be dismissed accordingly."

A hearing on the case before Circuit Judge Alice Gray is scheduled for 12:30 p.m.

The executions of Ledell Lee and Stacey Johnson are scheduled Thursday night.

Check back for updates and read Thursday's *Arkansas Democrat-Gazette* for full details.

— *Gavin Lesnick*

0 **Comments**

DontGoThere says...

So wonder if this medical supplier is offering a refund on these drugs that they sold us? You know they knew what the drugs were being used for! Make them refund our money!

Posted 19 April 2017, 11:39 a.m. Suggest removal

hah406 says...

They did not know at the time of purchase what they were to be used for. The state deliberately deceived McKesson. As well, McKesson has already issued a refund to the state, but the state has refused to return the drugs to McKesson. Read all the stories before commenting you idiot.

Posted 19 April 2017, 11:58 a.m. Suggest removal

DoubleBlind says...

The drug is only used in surgical situations. I may be wrong, but I don't think the DOC operates surgical facilities; I think they outsource. Seems the McKesson rep - as experienced as he supposedly is - should have reasonably suspected that DOC would be using the drug in executions and should therefore have asked the direct question: For what purpose are you purchasing the drug? Or, Are you intending to use the drug in executions? It seems wholly implausible he wouldn't have known or strongly suspected. I'm guessing he knew the answer would mean the end of his sales commission and chose not to ask so as not to hear.

Posted 19 April 2017, 4:47 p.m. Suggest removal

susanc52 says...

The bottom line is that regardless of who knew what, the drug was purchased legally. It might have be in gray area but still legal. I submit that lead poisoning via firing squad will end the need of lethal injection. Oh wait, that is also lethal injection...just not painless.

Posted 19 April 2017, 5:17 p.m. Suggest removal

RBBrittain says...

On the one hand, though I'm ambivalent on the death penalty itself, I don't see how McKesson can prevail -- especially since its claims of deception seem to be contradicted by today's testimony. First, I'm not sure a drug supplier has legal authority to

KATV • LITTLE ROCK
abc 7 ON YOUR SIDE

AR Supreme Court denies stay for Ledell Lee, inmate files civil rights lawsuit

by Kimberly Rusley/KATV



Ledell Lee, scheduled to be put to death on April 20th, now has his execution in limbo due to a temporary restraining order on the use vecuronium bromideof and a court filing by the ACLU. (Photo: KATV)

LITTLE ROCK (KATV) —

The Arkansas Supreme Court has denied death row inmate Ledell Lee's motions to stay his execution, with the inmate filing a civil rights lawsuit in response to the court's decision.

The state's highest court denied motions that further DNA testing was needed in Lee's case and that he had ineffective counsel.

Lee then filed a civil rights lawsuit in federal court to allow time for DNA testing that his attorneys say could prove his innocence.

Lee, who is represented by the Innocence Project and ACLU, is scheduled to be executed Thursday night.

The only thing that was preventing the state from going ahead with the execution was a judge's temporary restraining order blocking the use of one of the drugs in the state's lethal injection protocol. However, late Thursday afternoon, the Arkansas Supreme Court granted the attorney general's request for an emergency stay on that injunction, clearing the state to use the drugs for execution.

Attorney General Leslie Rutledge filed the response below in reference to Lee's new case in federal court.

EXHIBIT G

The Washington Post

Post Nation

Oklahoma lethal injection process muddled by 'inexcusable failure,' grand jury finds

By Mark Berman May 19, 2016

A grand jury on Thursday sharply criticized state officials charged with carrying out executions in Oklahoma, describing them as responsible for a litany of failures and avoidable errors.

The grand jury's 106-page report, released Thursday, paints these officials as careless and, in some cases, reckless. The missteps described by the grand jury include a pharmacist ordering the wrong drug for executions, multiple state employees failing to notice or tell anyone about the mixup and a high-ranking official in the governor's office urging others to carry out an execution even with the incorrect drug.

"There is no more serious exercise of state authority than carrying out a death sentence," Scott Pruitt, Oklahoma's attorney general, said in a statement accompanying the report's release. He said the grand jury report made clear that "a number of individuals responsible for carrying out the execution process were careless, cavalier and in some circumstances dismissive of established procedures that were intended to guard against the ...ry mistakes that occurred."

This grand jury investigation was launched after authorities in Oklahoma used the wrong drug to carry out one execution last year and nearly used an incorrect drug months later. In both cases, Oklahoma officials received the drug potassium acetate, even though the state's lethal-injection guidelines require the use of the drug potassium chloride to stop the heart. (The other two drugs in the protocol include midazolam, a sedative, and vecuronium bromide, a paralytic.)

Gov. Mary Fallin (R) called off the execution of Richard Glossip in September 2015 because she said state officials had obtained a drug not included in Oklahoma's three-drug lethal injection protocol. Days later, Oklahoma officials acknowledged that they had also gotten the wrong drug for the execution of Charles Warner, carried out by lethal injection in January 2015.

The wrong drug was ultimately used in Warner's execution because of the "inexcusable failure" of a few people, the grand jury stated, and because the state's execution protocol lacks proper safeguards ensuring the right drug.

In its report, the grand jury did not determine that using the wrong drug altered Warner's lethal injection, saying they found "no evidence the manner of the execution caused Warner any needless pain." However, the report does say that using the wrong drug meant that Warner was not able to properly challenge the lethal injection procedure before his death.

"While we are still reviewing today's report, the state-sponsored investigation confirms things we already knew and fails to address bigger questions for which we still do not have answers," Dale Baich, an attorney for Warner, Glossip and another inmate executed in a bungled 2014 execution, said in a statement.

"What we do know is that secrecy, along with the use of an experimental drug combination, led to at least one botched execution in Oklahoma and a drug mix-up in another," Baich said. "As the state continues to alter its execution protocol, more scrutiny is needed before experimental procedures are carried out in execution chambers."

The grand jury report also highlights issues facing corrections officials trying to obtain drugs amid a nationwide shortage, as companies have pushed not to have their drugs used in lethal injections.

Officials told the grand jury they first struggled to find a pharmacist with the drug they sought. When they did get a pharmacist who sent the correct drug, he cited "pharmacy brain" in explaining the mixup and was described by the grand jury as "negligent." The pharmacist told the grand jury he first learned he had sent the wrong drug when he was contacted 30 minutes before the canceled execution in September.

Echoing the "pharmacy brain" explanation, a member of the execution team — identified as the "IV Team Leader" — was asked why nobody noticed the incorrect drug during the January 2015 execution.

"That's a great question," the execution team member responded, according to the grand jury. "And I don't know that I can absolutely answer that."

Three prominent officials stepped down amid the investigation into the mixup, which indefinitely halted executions in the state and raised new questions about how lethal injections are carried out in Oklahoma, the country's second most active death-penalty state.

One of those officials, Steve Mullins, Fallin's former general counsel, is described in the grand jury report as "flippantly and recklessly" defying the state's lethal injection protocol. According to the grand jury, Mullins testified that because the pharmacist and "IV Team Leader" thought the two drugs — potassium chloride and potassium acetate — were medically interchangeable, he felt comfortable and wanted to proceed with the September execution and then seek "clarification" before the next execution.

Mullins resigned earlier this year after testifying before the grand jury. In a statement, Fallin did not specifically comment on the portions of the report mentioning Mullins, saying that she had just received the report and needed time to read it.

"When the state of Oklahoma carries out the death penalty, we must ensure that the process is appropriate and in full compliance with the law," llin said. "It is imperative that Oklahoma be able to manage the execution process properly."

Both Fallin and Pruitt said they remain confident that with new leadership at the Department of Corrections — that agency's head also stepped down during the grand jury investigation — the state will be able to properly carry out executions in the future.

"We will take a close and thorough look at the grand jury's final report and will reserve comments until a full vetting process has been undertaken by the department," Joe M. Allbaugh, interim director of the state's Department of Corrections, said in a statement. "After reviewing the grand jury's recommendations, we will determine if additional changes need to be made."

The report also touches on other aspects of how executions in Oklahoma are carried out now and may be carried out in the future. Oklahoma officials are described seeking a stack of $100 dollar bills to pay for drugs for the next set of executions. In another portion, the grand jury recommends that Oklahoma authorities conduct more research before using nitrogen gas to execute inmates, since the state adopted this as a backup method if lethal injection is unavailable.

For the future, the grand jury recommends making clearer who has what responsibilities during the execution process. The grand jury report released Thursday also notes that it is an interim report, stating that its members will meet again in June and resume the investigation.

"When the state fails to do its job in carrying out an execution, the ability to dispense justice is impaired for all," Pruitt said. "This must never happen again."

The Oklahoma Office of the Chief Medical Examiner released an autopsy report last fall stating that after the state executed Charles Warner in uary 2015, his body was delivered to them for an autopsy. The medical examiner received containers for the lethal injection drugs, which included empty vials labeled potassium acetate. The report also said there were empty syringes labeled potassium chloride.

At the same time, Pruitt asked for executions in the state to be postponed to let officials figure out what had happened and why the wrong drug had been obtained.

An Oklahoma court indefinitely pushed back three executions already on the calendar for the weeks after the mixup. Pruitt said last fall he would not ek any executions until 150 days after the investigation is completed and prison officials say they can follow the Oklahoma execution protocol. As a result, it could be some time until executions resume in the state.

While this investigation continued, key figures in the probe stepped down from their positions. In addition to Mullins, the warden at the state penitentiary where executions occur retired and the head of the Oklahoma Department of Corrections announced his resignation.

Officials said that the warden, Anita Trammell, had been considering retirement and was not pushed out, while they said that Robert Patton, the former corrections chief, took another job to be closer to his grandchildren. Mullins, Fallin's general counsel, said when he resigned that he was taking a voluntary buyout to help cut costs.

"Oklahomans should carefully consider the grand jury's conclusions and ask themselves whether they should trust their state with the death penalty," Marc Hyden, national coordinator for Conservatives Concerned About the Death Penalty, said in a statement. "Considering the state's history of botched executions and wrongful convictions, Oklahoma's track record suggests that it hasn't adequately earned the people's trust."

Oklahoma's system of capital punishment has been more high-profile than most recently, as its processes and procedures have spawned investigations, drawn international attention and prompted the most recent Supreme Court case to debate lethal injection.

The grand jury report Thursday is the second sprawling probe into an execution mishap in Oklahoma in less than two years. In the most high-profile bungled execution in recent memory, Clayton Lockett, a convicted murderer, grimaced and writhed in 2014 during his lethal injection and even though officials halted the process, he died 43 minutes later. That incident halted executions in the state and was criticized by both President Obama d the United Nation. A state investigation later found problems with the training of the execution team.

The lethal-injection process used in that execution was also the focus of a case the U.S. Supreme Court heard looking at the state's use of midazolam, a sedative used in Lockett's execution and two others that went awry in 2014. The justices decided to hear the case just days after the January 2015 execution of Warner that Oklahoma officials later said may have used the wrong drug. The court ultimately upheld Oklahoma's use of midazolam.

Since the U.S. Supreme Court reinstated the death penalty in 1976, Oklahoma has executed 112 inmates, trailing only Texas in that regard, according to the Death Penalty Information Center.

Related:

Most Americans support the death penalty. They also agree that an innocent person might get put to death.

Lethal injection has become a fractured process across the United States

The state Supreme Court justice who stepped down to protest the death penalty

Mark Berman covers national news for The Washington Post and anchors Post Nation, a destination for breaking news and stories from around the country. Follow @markberman

EXHIBIT H

Drug firms poured 780M painkillers into WV amid rise of overdoses

Eric Eyre , Staff Writer
December 17, 2016
- See more at: http://www.wvgazettemail.com/news-health/20161217/drug-firms-poured-780m-painkillers-into-wv-amid-rise-of-overdoses#sthash.GxnqLwn9.dpuf

The trail of painkillers leads to West Virginia's southern coalfields, to places like Kermit, population 392. There, out-of-state drug companies shipped nearly 9 million highly addictive — and potentially lethal — hydrocodone pills over two years to a single pharmacy in the Mingo County town.

Rural and poor, Mingo County has the fourth-highest prescription opioid death rate of any county in the United States.

The trail also weaves through Wyoming County, where shipments of OxyContin have doubled, and the county's overdose death rate leads the nation. One mom-and-pop pharmacy in Oceana received 600 times as many oxycodone pills as the Rite Aid drugstore just eight blocks away.

In six years, drug wholesalers showered the state with 780 million hydrocodone and oxycodone pills, while 1,728 West Virginians fatally overdosed on those two painkillers, a Sunday Gazette-Mail investigation found.

Opioid-prescription shippments 2007-2012
Create your own infographics

The unfettered shipments amount to 433 pain pills for every man, woman and child in West Virginia.

"These numbers will shake even the most cynical observer," said former Delegate Don Perdue, D-Wayne, a retired pharmacist who finished his term earlier this month. "Distributors have fed their greed on human frailties and to criminal effect. There is no excuse and should be no forgiveness."

The Gazette-Mail obtained previously confidential drug shipping sales records sent by the U.S. Drug Enforcement Administration to West Virginia Attorney General Patrick Morrisey's office. The records disclose the number of pills sold to every pharmacy in the state and the drug companies' shipments to all 55 counties in West Virginia between 2007 and 2012.

The wholesalers and their lawyers fought to keep the sales numbers secret in previous court actions brought by the newspaper.

The state's southern counties have been ravaged by a disproportionate number of pain pills and fatal drug overdoses, records show.

The region includes the top four counties — Wyoming, McDowell, Boone and Mingo — for fatal overdoses caused by pain pills in the U.S., according to CDC data analyzed by the Gazette-Mail.

Another two Southern West Virginia counties — Mercer and Raleigh — rank in the top 10. And Logan, Lincoln, Fayette and Monroe fall among the top 20 counties for fatal overdoses involving prescription opioids.

While the death toll climbed, drug wholesalers continued to ship massive quantities of pain pills.

Mingo, Logan and Boone counties received the most doses of hydrocodone — sold under brand names such as Lortab, Vicodin and Norco — on a per-person basis in West Virginia. Wyoming and Raleigh counties scooped up OxyContin pills by the tens of millions.

The nation's three largest prescription drug wholesalers — McKesson Corp., Cardinal Health and AmerisourceBergen Drug Co. — supplied more than half of all pain pills statewide.

Oxycodone shippers
Create column charts

Hydrocodone wholesalers
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For more than a decade, the same distributors disregarded rules to report suspicious orders for controlled substances in West Virginia to the state Board of Pharmacy, the Gazette-Mail found. And the board failed to enforce the same regulations that were on the books since 2001, while giving spotless inspection reviews to small-town pharmacies in the southern counties that ordered more pills than could possibly be taken by people who really needed medicine for pain.

As the fatalities mounted — hydrocodone and oxycodone overdose deaths increased 67 percent in West Virginia between 2007 and 2012 — the drug shippers' CEOs collected salaries and bonuses in the tens of millions of dollars. Their companies made billions. McKesson has grown into the fifth-largest corporation in America. The drug distributor's CEO was the nation's highest-paid executive in 2012, according to Forbes.

In court cases, the companies have repeatedly denied they played any role in the nation's pain-pill epidemic.

Their rebuttal goes like this: The wholesalers ship painkillers from drug manufacturers to licensed pharmacies. The pharmacies fill prescriptions from licensed doctors. The pills would never get in the hands of addicts and dealers if not for unscrupulous doctors who write illegal prescriptions.

In other words, don't blame the middleman.

“The two roles that interface directly with the patient — the doctors who write the prescriptions and the pharmacists who fill them — are in a better position to identify and prevent the abuse and diversion of potentially addictive controlled substance,” McKesson General Counsel John Saia wrote in a recent letter released by the company last week.

But the doctors and pharmacists weren't slowing the influx of pills.

Cardinal Health saw its hydrocodone shipments to Logan County increase six-fold over three years. AmerisourceBergen's oxycodone sales to Greenbrier County soared from 292,000 pills to 1.2 million pills a year. And McKesson saturated Mingo County with more hydrocodone pills in one year — 3.3 million — than it supplied over five other consecutive years combined.

Year after year, the drug companies also shipped pain pills in increasing stronger formulations, DEA data shows. Addicts crave stronger pills over time to maintain the same high.

“It starts with the doctor writing, the pharmacist filling and the wholesaler distributing. They're all three in bed together,” said Sam Suppa, a retired Charleston pharmacist who spent 60 years working at retail pharmacies in West Virginia. “The distributors knew what was going on. They just didn't care.”

'She just got hooked'

Mary Kathryn Mullins' path of dependence took her to pain clinics that churned out illegal prescriptions by the hundreds, pharmacies that dispensed doses by the millions and, on many occasions, to a Raleigh County doctor who lectured her about the benefits of vitamins but handed her prescriptions for OxyContin.

“She'd get 90 or 120 pills and finish them off in a week,” recalled Kay Mullins, Mary Kathryn's mother. “Every month, she'd go to Beckley, they'd take $200 cash, no insurance, and the pills, they'd be gone within a week.”

Mary Kathryn Mullins' addiction, her mother said, started after a car crash near her home in Boone County. Her back was hurting. A doctor prescribed OxyContin.

“She got messed up,” Kay Mullins said. “They wrote her the pain pills, and she just got hooked.”

Kay Mullins has a hard time talking about the 10 years that followed, all the lies her daughter told to cover her addiction, stealing from her brother, the time she shot herself in the stomach in an attempt to end her life.

Mary Kathryn Mullins would go to dozens of doctors for prescriptions. She was a "doctor shopper."

Her mother can't recall most of the doctors by name. She said she believes the doctor who talked to her daughter about vitamins was recently in the news after being charged with prescription fraud. Many rogue pain clinics have been shut down in recent years.

"She'd go to his house in the woods for prescriptions," Kay Mullins said.

There also were stops at multiple pharmacies in Madison, Logan, Beckley and Williamson. Mary Kathryn Mullins always would find a way to get pills. She kept most for herself, but sometimes she sold them to others, her mother said.

"It tore my family up," said Kay Mullins, who works at a flower shop in Madison. "You don't sleep. One time she would be OK, and you think she would come out of it, but then something else happens."

Last December, Mary Kathryn Mullins' hunt for pain pills led her to South Charleston. A doctor prescribed her OxyContin and an anti-anxiety medication, her mother said. A pharmacy in Alum Creek filled it.

Two days later, she stopped breathing in her bed. Her brother, Nick Mullins, a Madison police officer, responded to the 911 call. He tried chest compressions, but he could not revive his sister.

At age 50, Mary Kathryn Mullins was dead.

After the funeral, her mother had one last thing to do. She found an appointment reminder card for Mary Kathryn Mullins' next scheduled visit to the doctor who wrote her final prescription. She dialed the phone number of the doctor's office and spoke to the receptionist.

"I told her my daughter was there Dec. 20," Kay Mullins recalled. "I said, 'Y'all wrote these prescriptions, and she's gone Dec. 23. I just wanted to let you know she won't be back.'"

Drug wholesalers made billions

In the drug distribution industry, they're called the "Big Three" — McKesson, Cardinal Health, AmerisourceBergen — and they bear no resemblance to the mom-and-pop pharmacies that ordered massive quantities of the drugs the wholesalers delivered in West Virginia.

The Big Three wholesalers together are nearly as large as Wal-Mart, with total revenues of more than $400 billion. Their revenues account for about 85 percent of the drug distribution market in the U.S.

Between 2007 and 2012 — when McKesson, Cardinal Health and AmerisourceBergen collectively shipped 423 million pain pills to West Virginia, according to DEA data analyzed by the Gazette-Mail — the companies earned a combined $17 billion in net income.

Over the past four years, the CEOs of McKesson, Cardinal Health and AmerisourceBergen collectively received salaries and other compensation of more than $450 million.

In 2015, McKesson's CEO collected compensation worth $89 million — more money than what 2,000 West Virginia families combined earned on average.

"What's most remarkable is that the boards of the companies are paying the CEOs as if they were innovators and irreplaceable entrepreneurs, when in fact they are just highly paid middlemen, betting on market consolidation and ever-rising drug prices," said Ken Hall, international secretary-treasurer of the Teamsters union.

Last month, the Teamsters sent a letter to McKesson board members urging them to investigate allegations raised by Morrisey in a lawsuit he filed against the company earlier this year. The complaint alleges McKesson "flooded" West Virginia with pain pills and gave bonuses and commissions to employees based on sales of highly addictive prescription drugs. The Teamsters' pension funds hold a stake in McKesson.

In a letter to the Teamsters released by McKesson last week, the company denied it gave incentives to executives and other personnel for sales of controlled substances.

McKesson added Morrisey's lawsuit assigns blame to drug wholesalers for West Virginia's opioid crisis "without acknowledging the role played by doctors, pharmacists and the regulatory agencies that oversee doctors and pharmacists."

"McKesson's shipments were in response to orders placed by these registered entities," the company's chief lawyer wrote. "Thus, McKesson lawfully shipped controlled substances to registered pharmacies."

A spokesman for AmerisourceBergen suggested health experts and law enforcement authorities would be better able to comment on whether there's a link between pain-pill volumes and overdose deaths.

Cardinal Health said it shipped 3.4 billion doses of medication in West Virginia between 2007 and 2012. So hydrocodone and oxycodone sales made up about 17 percent of the company's shipments.

"All parties including pharmacies, doctors, hospitals, manufacturers, patients and state officials share the responsibility to fight opioid abuse," said Ellen Barry, a spokeswoman for Cardinal Health.

In Southern West Virginia, many of the pharmacies that received the largest shipments of prescription opioids were small, independent drugstores like ones in Raleigh and Wyoming counties that ordered 600,000 to 1.1 million oxycodone pills a year. Or they were locally owned pharmacies in Mingo and Logan counties, where wholesalers distributed 1.4 million to 4.7 million hydrocodone pills annually.

By contrast, the Wal-Mart at Charleston's Southridge Centre, one of the retail giant's busiest stores in West Virginia, was shipped about 5,000 oxycodone and 9,500 hydrocodone pills each year.

Firms shipped stronger pain pills

At the height of pill shipments to West Virginia, there were other warning signs the prescription opioid epidemic was growing.

Drug wholesalers were shipping a declining number of oxycodone pills in 5 milligram doses — the drug's lowest and most common strength — and more of the painkillers in stronger formulations.

Hydro strength
Create line charts

A DEA agent warned Morrisey's aides about the disturbing trend in January 2015, according to an email released by the attorney general in response to a Freedom of Information Act request from the Gazette-Mail.

Between 2007 and 2012, the number of 30-milligram OxyContin tablets increased six-fold, the supply of 15-milligram pills tripled and 10-milligram oxycodone nearly doubled, the DEA records sent to Morrisey's office show.

In the email to Morrisey, DEA agent Kyle Wright said the higher-strength oxycodone pills were commonly abused.

The DEA agent sent Morrisey's office a separate email about hydrocodone shipments to the state. West Virginia pharmacies were mostly buying 10-milligram hydrocodone tablets — the most potent dosage at the time.

Once hooked on painkillers, addicts typically demand higher and higher doses.

Chelsea Carter, a recovering 30-year-old addict who now works as a therapist at a drug treatment center in Logan County, remembers crushing, snorting and injecting OxyContin — always wanting the strongest pills she could get her hands on. She once shot up with eight to 10 doses of oxycodone, passed out and woke up with the needle still stuck in her arm.

“You're turned on to this potent substance, and your tolerance grows,” said Carter, who quit using pills in 2008, the day she went to jail after taking part in a theft ring that sold stolen goods for painkillers.

“When they handcuff you, and you walk through the doors, and you're in an orange jumpsuit and they slam the doors behind you, that's when you wonder, 'is two to 20 years worth it for one OxyContin?'” Carter said. “That's when I hit my knees and prayed, 'Lord, if you ever bring me out of this, I'll never touch another drug again.'”

The addicted come to see Carter at the clinic just off Main Street in downtown Logan. They want to get off pain pills or heroin — a street drug causing more and more overdose deaths in West Virginia every year.

They talk to Carter, eight to 10 of them a day. They've lost children, parents, grandparents. They've lost homes. They're tired of living that way.

Carter listens and tells them her story, how every day she wakes up and makes a decision not to use pills.

“I've buried a lot of friends from drug addiction,” Carter said. “I don't want to bury another one.”

Her trail follows the direction of hope.

Gazette-Mail staff writer Andrew Brown contributed to this story.

Reach Eric Eyre at

ericeyre@wvgazettemail.com,

304-348-4869 or follow

@ericeyre on Twitter.

EXHIBIT I

'Suspicious' drug order rules never enforced by state

Eric Eyre , Staff Writer
December 18, 2016



SAM OWENS | Gazette-Mail

One of the nation's largest drug companies has filed 34 reports about suspicious drug orders at Larry's Drive-In Pharmacy in Madison this year. But until recently, many big drug companies never sent the reports, which are meant to regulate the flow of prescription drugs into West Virginia, and the state pharmacy board never acted on the reports they did get.

Opioid purchasers

From 2007-12, the top purchasers of prescription opioid dosages were pharmacies located in the southern portion of West Virginia.



Huntington
Mount Gay
Chapmanville
Madison
Kermit
Oceana
Ronceverte
Williamson
Beckley
Crab Orchard

Top hydrocodone purchasing pharmacies

Pharmacy	County	City	Dosages
Sav-Rite Pharmacy	Mingo	Kermit	10.9 million
Family Discount Pharmacy	Logan	Mount Gay	9.9 million
Tug Valley Pharmacy	Mingo	Williamson	8.7 million
Hurley Drug Company	Mingo	Williamson	7.5 million
Larry's Drive-In Pharmacy	Boone	Madison	5.3 million
Chapmanville Pharmacy	Logan	Chapmanville	4.8 million

Top oxycodone purchasing pharmacies

Pharmacy	County	City	Dosages
Colony Drug	Raleigh	Beckley	4.8 million
Fritz's Pharmacy & Wellness	Greenbrier	Ronceverte	3 million
Westside Pharmacy	Wyoming	Oceana	2.8 million
Crab Orchard Pharmacy	Raleigh	Crab Orchard	2.7 million
Safescript Pharmacy No. 6	Cabell	Huntington	2.6 million

Source: U.S. Drug Enforcement Administration — Gazette-Mail

Related Stories

Gazette-Mail wins Pulitzer for investigative reporting
Drug-addled WV county sues pain-pill shippers, doctor

Editor's Note: This is part two of a two-part series. For the first part, click here.

Tucked in the West Virginia Code of State Rules, you'll find a three-sentence regulation designed to keep in check the flow of prescription pills into the state.

The rule directs wholesale distributors to set up systems to identify "suspicious" orders for highly addictive narcotics. It requires the wholesalers to report those questionable orders to the pharmacy board.

And the regulation spells out what orders should be flagged: those "of unusual size, orders deviating substantially from a normal pattern, and orders of unusual frequency."

But the rule, which has the force and effect of state law, wasn't on the pharmacy board's radar when the pain pills were pouring into Southern West Virginia. And the drug companies, for years, ignored it.

"It's not been an item that's ever been enforced by the board," said David Potters, the pharmacy board's executive director.

Between 2001 and June 2012, the pharmacy board received just two reports — both from Cardinal Health. Since then, more than 7,200 reports about suspicious drug orders have been faxed in.

What changed? On June 26, 2012, former Attorney General Darrell McGraw filed lawsuits against Cardinal Health, AmerisourceBergen and a dozen other wholesalers. The lawsuits alleged the companies shipped an excessive number of pain pills to West Virginia — and failed to report suspicious orders from pharmacies. The complaint put a spotlight on the reports.

Two days later, Cardinal Health started faxing a steady stream of reports — about 40 a month — to the pharmacy board. McKesson Corp. waited until March 2015 to start sending in its reports on drug orders it deemed suspicious — a year after West Virginia Attorney General Patrick Morrisey started investigating the drug company.

The rule about suspicious orders doesn't dictate what the pharmacy board is supposed to do with the reports. So the board shelved them — every one.

The pharmacy board didn't investigate. It never contacted the wholesalers or pharmacies. It didn't pass the reports along to law enforcement authorities.

So pharmacies could order scores of powerful painkillers at will with no scrutiny — at least from state regulators.

At Tug Valley Pharmacy in Mingo County, for instance, sales orders for the painkiller hydrocodone jumped from 820,000 pills in 2007 to more than 2.4 million in 2008 and more than 3 million in 2009, U.S. Drug Enforcement Agency records show. But the increases didn't prompt wholesalers to send a single suspicious order report about Tug Valley to the pharmacy board those years.

Two weeks ago, the Gazette-Mail inspected the reports, which are stored in two banker's boxes at the board office. The agency doesn't keep track of the number of suspicious order reports on file.

A hand count showed Cardinal Health submitted at least 2,428 reports, while McKesson identified 4,814 suspicious orders from West Virginia pharmacies. Masters Pharmaceuticals turned in 10 reports, and Smith Drug Co. filed one report.

Cardinal Health submits its reports monthly — a single page for every suspicious order. McKesson faxes in spreadsheets that list hundreds of suspicious orders from pharmacies across the state.

Nine months of Cardinal Health reports were missing from the board's file.

“They were apparently never filed and lost,” Potters said in an email to the Gazette-Mail.

After paying scant attention to the rule for years, the pharmacy board voted unanimously last week to send letters to drug wholesalers, asking them to report suspicious orders. The board plans to forward the reports to Morrisey's office.

“We need to work this,” said pharmacy board President Dennis Lewis. “We're going to work on it hard.”

The board had never publicly discussed the reporting requirement until Monday. And there's no record that the board ever notified the distributors of the suspicious order rule.

“For many years, the board didn't really want suspicious order reports,” said Rebecca Betts, a lawyer for drug wholesaler H.D. Smith Drug Co., at last week's meeting.

The DEA also requires drug wholesalers to report suspicious orders. The West Virginia rule was copied almost word for word from the DEA's rule.

The rule doesn't specifically name wholesale distributors. It refers to “registrants.” The DEA registers drug wholesalers and pharmacies. The pharmacy board licenses both.

“I think the rule was poorly written,” Potters said. “It should have said 'wholesaler.'”

The drug companies have racked up huge fines for failing to report suspicious orders in other states.

In 2008, McKesson agreed to pay a $13.2 million fine to settle claims it failed to report hundreds of suspicious orders from internet pharmacies that sold drugs online to customers who didn't have legal prescriptions.

During a corporate earnings call shortly after the company paid the fine, McKesson CEO John Hammergren said, "As you are probably aware, diversion of controlled substances has been an industry issue. Nothing is more important to our industry than the safety and integrity of our drug supply chain."

But seven years later, with Hammergren still CEO, McKesson was back in hot water for the same offense. The drug company paid a $150 million fine and suspended operations at four warehouses to settle a federal investigation into McKesson's suspicious order reporting practices.

The DEA also has sanctioned Cardinal Health for not reporting suspicious orders.

In 2008, the company paid a $34 million fine for failing to report suspicious sales of hydrocodone — sold under brand names like Lortab. In 2012, the DEA suspended Cardinal Health from shipping painkillers and other drugs from its Lakeland, Florida, warehouse for two years. The federal agency said Cardinal Health did not report suspect orders from four Florida pharmacies.

The distributors have denied any wrongdoing. Spokeswomen for McKesson, Cardinal Health and AmerisourceBergen declined to comment on the suspicious order reports last week.

In court cases, drug wholesalers have railed against the DEA.

The DEA won't let the distributors see their competitors' drug shipments to pharmacies — sales data that could identify drugstores that place painkiller orders from multiple suppliers.

The DEA also turned down a request to mask wholesalers' names and release pill orders from pharmacies, according to the companies. Records about doctors who write prescriptions and patients who receive opioids also are off limits to distributors, even though the state pharmacy board tracks that information in a database.

"Wholesalers don't know what other wholesalers are doing, so we're getting multiple suspicious order reports from one pharmacy from multiple wholesalers," said Vaughn Sizemore, a deputy attorney general who's helping the pharmacy board figure out what to do with the reports.

At the meeting last week, Sizemore suggested the pharmacy board change its rules and require drug wholesalers to send suspicious order reports directly to the attorney general. State lawmakers would have to approve the change.

Morrisey, who represented Cardinal Health and lobbied for the drug wholesale industry in Washington, D.C., before taking office in 2013, has already put West Virginia pharmacies on notice about their role in the state's prescription drug epidemic.

Earlier this month, Morrisey filed suit against Larry's Drive-In Pharmacy in Boone County, alleging the store "blindly" filled suspicious prescriptions and dispensed an "extraordinary" number of pain pills — 10 million doses in 11 years.

McKesson has submitted 34 reports about drug orders at Larry's to the pharmacy board this year, the Gazette-Mail found during its hand count. The pharmacy board has never asked wholesalers whether they fill drug orders they've reported as suspicious. Nor has the board checked with the pharmacies it regulates.

"We've never gotten that detail," Lewis said.

Gazette-Mail staff writer Andrew Brown contributed to this report.

Reach Eric Eyre at

ericeyre@wvgazettemail.com,

304-348-4869 or follow

@EricEyre on Twitter.

- See more at: http://www.wvgazettemail.com/news-health/20161218/suspicious-drug-order-rules-never-enforced-by-state#sthash.R2K2DI2n.dpuf

EXHIBIT J

Cardinal Health, AmerisourceBergen agree to settle WV pain pill lawsuit

Eric Eyre, Staff Writer
December 27, 2016

CHRIS DORST | Gazette-Mail file photo
Boone Circuit Judge William Thompson during a hearing in Madison last month.

After a four-year fight, two of the nation's largest prescription drug distributors have agreed to settle a lawsuit that alleges the companies helped fuel West Virginia's opioid problem.

The settlement puts an end to a lawsuit brought by the state of West Virginia against Cardinal Health and AmerisourceBergen, two wholesalers that have shipped massive quantities of pain pills to Southern West Virginia.

Boone County Circuit Court Judge William Thompson gave notice of the settlement in an order issued Tuesday. The terms weren't disclosed. The state and the drug firms were directed to reveal settlement details, such as the amount the companies will pay West Virginia, by Jan. 9.

Tuesday's announced settlement follows a Gazette-Mail investigation, which found drug wholesalers showered West Virginia with 780 million hydrocodone and oxycodone pills over just six years, a period when 1,728 people fatally overdosed on those same two highly addictive and frequently abused painkillers.

Cardinal Health and AmerisourceBergen have denied any wrongdoing.

"We are pleased to have reached a resolution with the state of West Virginia," AmerisourceBergen spokeswoman Lauren Moyer said Tuesday. "We are committed to the safe and appropriate delivery of controlled substances. With this matter settled, we look forward to focusing our full attention on continuing to work diligently with regulatory agencies and our partners throughout the supply chain to combat diversion and support appropriate access to medications."

Cardinal Health spokesman Brett Ludwig said Tuesday the company was aware of the judge's order, but he declined to comment on the settlement.

"As soon as the judge permits the parties to comment further, we will do so," Ludwig said.

In 2012, then-Attorney General Darrell McGraw filed lawsuits against Cardinal Health, AmerisourceBergen and a dozen smaller drug distributors. Attorney General Patrick Morrisey inherited the case after taking office in January 2013.

The West Virginia Department of Health and Human Resources, along with the Department of Military Affairs and Public Safety, later joined the state's lawsuit as plaintiffs.

Previous settlements, with nine smaller wholesalers, have netted the state more than $7.5 million, but the settlement with Cardinal Health and AmerisourceBergen is expected to be significantly higher.

Cardinal Health shipped more pain pills to West Virginia than any other wholesale distributor. AmerisourceBergen supplied the third-highest number of painkillers to the state.

A jury trial in the government's lawsuit against AmerisourceBergen was scheduled to start next week.

Last January, Morrisey's office sued McKesson Corp., the second-leading prescription opioid shipper to West Virginia. That case remains stuck in federal court, with no settlement expected anytime soon.

Morrisey's office would not comment.

The state's settlement with Cardinal Health and AmerisourceBergen won't end all litigation the companies face in West Virginia. Last week, the McDowell County Commission filed suit against those firms and McKesson, alleging the wholesalers contributed to the county's opioid epidemic by shipping far too many pain pills there.

McDowell County has the highest drug overdose death rate in the United States.

The commission's lawsuit also named Dr. Harold A. Cofer Jr., a physician in nearby Bluefield who was disciplined by the West Virginia Board of Medicine earlier this year for his prescription writing.

The Gazette-Mail's investigation, titled "Painkiller Profiteers," revealed that a disproportionate number of pain pills were shipped to Southern West Virginia, a region that also shouldered the highest rate of overdose deaths caused by prescription opioids between 2007 and 2012. The largest shipments often went to independent drugstores in small towns.

The wholesalers ship drugs from manufacturers to pharmacies and hospitals.

Reach Eric Eyre at ericeyre@wvgazettemail.com, 304-348-4869 or follow @ericeyre on Twitter.

- See more at: http://www.wvgazettemail.com/news-cops-and-courts/20161227/cardinal-health-amerisourcebergen-agree-to-settle-wv-pain-pill-lawsuit#sthash.SgA2wdvS.dpuf


POLICY AND MEDICINE

February 13, 2017

Drug Wholesalers to Pay $36 Million Over West Virginia Pill Mill Claims



Two prescription drug wholesalers – AmerisourceBergen Corp. and Cardinal Health Inc. – will pay $16 million and $20 million, respectively, to resolve West Virginia's claims relating to their distribution of controlled substances in the state, according to Governor Earl Ray Tomblin. The settlement – in which neither company admitted to any wrongdoing – is believed to be the largest pharmaceutical settlement in state history, after lawsuits dragged on for more than four years in Boone County Circuit Court and spanned the terms of two attorneys general.

In 2012, McGraw filed lawsuits against Cardinal Health, AmerisourceBergen and a dozen smaller drug distributors for their role in a drug supply chain that includes doctors who write prescriptions for nonmedical purposes and "pill mill" pharmacies that dispense excessive numbers of painkillers. Attorney General Patrick Morrisey inherited the case upon taking office in January 2013.

These deals are the latest in several settlements stemming from a case brought against more than one dozen companies by the attorney general's office, along with the Department of Health and Human Resources and Department of Military Affairs and Public Safety.

The settlement money will go toward drug treatment programs to help West Virginians addicted to opioid drugs, such as heroin and prescription painkillers. The money will be kept in a special account at the State Auditor's office. Gov.

Tomblin said, "We've taken steps to combat drug abuse in West Virginia with distributors, prescribers, and pharmacists, and the money from this settlement will help us expand those efforts with additional treatment and long-term recovery options."

In addition to the settlement payments, Cardinal Health and AmerisourceBergen agreed to promptly alert state authorities when they see suspicious drug orders from pharmacies.

"We believe that the best possible way to manage this issue is to encourage drug distributor customers, like pharmacists and physicians who work directly with patients, to prescribe and order pain medications responsibly and appropriately," said Gabe Weissman, an AmerisourceBergen spokesman. "Simultaneously, we will continue to do our part to provide the safe and efficient distribution network that ensures product availability for the treatments that preserve or enhance quality of life for patients with legitimate needs, while working with all partners to limit and prevent abuse."

Cardinal Health has said that its hydrocodone and oxycodone sales make up only a small fraction — about 7 percent — of its total doses of prescription drugs shipped to West Virginia. Hydrocodone is sold under brand names like Lortab and Vicodin. Oxycodone is known better under its OxyContin brand name.

"While the company denies the state's allegations, Cardinal Health recognizes that the epidemic of prescription drug abuse is a multifaceted problem driven by addiction and demand," the drug wholesaler said in a news release.

Previous settlements, with nine smaller wholesalers, have netted the state more than $11 million.

Last January, Morrisey's office sued McKesson Corp., the second-leading prescription opioid shipper to West Virginia. That case remains stuck in federal court, with no settlement expected anytime soon.

The state's settlement with Cardinal Health and AmerisourceBergen won't end all litigation the companies face in West Virginia. In late December, the McDowell County Commission filed suit against those firms and McKesson, alleging the wholesalers contributed to the county's opioid epidemic by shipping far too many pain pills there.

Posted by Thomas Sullivan - Policy & Medicine Writing Staff at 05:14:00 AM in Opioids

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EXHIBIT K

The Washington Post

Health & Science

Opioid distributors sued by West Virginia counties hit by drug crisis

By Scott Higham and Lenny Bernstein March 9

A new legal front is opening in the war against the nation's opioid crisis as attorneys begin to pursue major corporations that distribute prescription painkillers. They are seeking billions of dollars in reimbursements for the devastation the drugs have caused in communities across the country.

Attorneys in West Virginia, which has the highest opioid overdose rate in the nation, filed lawsuits in federal court Thursday on behalf of two counties and targeting some of the nation's largest drug distribution companies. A dozen attorneys general in hard-hit states are considering similar suits against many of the same companies.

"The purpose of these lawsuits is to make the economic cost of willfully violating the law so significant that we force the wholesalers to abide by the law," said Paul Farrell Jr., who filed the lawsuits in West Virginia and plans to file lawsuits on behalf of five other counties in the state next week.

The suits are among the first of their kind in the country. They accuse the companies of creating a hazard to public health and safety by shipping inordinate quantities of opioids into the state in violation of a West Virginia law. The law was originally designed to permit the demolition of run-down buildings that posed a public nuisance and threatened the safety of a community.

The lawsuits name McKesson Corp., Cardinal Health and AmerisourceBergen — which distribute 85 percent of the nation's drugs. Also named are Walgreens, CVS and others.

"The unlawful conduct by the defendant wholesale distributors is purposeful and intentional," the suit says.

John Parker, a spokesman for the Healthcare Distribution Alliance, a trade association that represents the drug distributors, said in a statement that "prescription drug abuse is a complex problem and each component of the supply chain shares the responsibility for controlling the availability of opioid pain medications."

"This epidemic must be addressed through a multifaceted, collaborative approach that includes the doctors who write the prescriptions, the pharmacists who dispense the drugs, the distributors who deliver the medicines, the manufacturers who make and promote the products, and the federal and state regulators who license and regulate these entities and determine supply."

A spokeswoman for AmerisourceBergen said in a statement that the company "has been and remains committed to the safe and appropriate delivery of controlled substances."

The lawsuits come as counties and states grapple with the economic impact of a prescription-opioid epidemic that has resulted in nearly 180,000 overdose deaths since 2000 and led to tens of thousands more deaths from overdoses of heroin and fentanyl as the crisis has evolved.

The epidemic has taken a financial toll on hospital emergency rooms, jails and law enforcement agencies. It has also undermined the stability of families in the hardest-hit communities.

The death toll from overdoses of prescription painkillers has more than tripled in the past decade, according to the Centers for Disease Control and

Prevention. Nearly 40 people die each day in the United States from overdoses of drugs, such as oxycodone and hydrocodone.

The West Virginia attorney general's office recently settled lawsuits filed against opioid distributors for violating the state's consumer protection laws. Cardinal Health agreed to pay $20 million and AmerisourceBergen $16 million. Both companies denied wrongdoing.

A dozen attorneys general in states stricken by the epidemic are considering filing lawsuits against the distribution companies, according to attorneys Serena Hallowell and Michael P. Canty, a former federal prosecutor who handled prescription diversion cases for the Justice Department. They said the attorneys general are planning to seek damages from the distributors for the economic impact the drugs have had on their states.

Under federal law, drug distribution companies are required to report suspicious orders of narcotics to the Drug Enforcement Administration, including orders of unusually large size, orders that deviate from a normal pattern and orders of unusual frequency. Companies that fail to report such orders can face fines, and their DEA registrations can be revoked.

The Washington Post reported in October that at least 13 of the companies knew or should have known that hundreds of millions of pills were ending up on the black market. But the companies ignored warnings and continued to send the drugs, sometimes after being alerted by the DEA or their own employees.

Several of the drug distribution companies and pharmacies have already paid civil fines to settle cases brought by the federal government alleging that they violated the nation's drug laws. Those companies include McKesson, the fifth largest corporation in the United States, Cardinal Health, Walgreens and CVS. Some of the companies also had portions of their operations suspended.

"The epidemic still rages because the fines and suspensions imposed by the DEA do not change the conduct of the wholesale distribution industry," the lawsuits filed in West Virginia say. "They pay fines as a cost of doing business in an industry which generates billions of dollars in annual revenue."

Between 2007 and 2012, drug distribution companies shipped 780 million doses of opioids to West Virginia, and 1,728 overdose deaths occurred, according to an investigation by the Charleston Gazette-Mail.

Cabell County, in the heart of the state, was flooded with nearly 40 million tablets of painkillers in that time. With a population of 96,000, that's more than 400 pills for every adult and child.

Farrell said the counties he represents want the distribution companies to pay for the treatment of addicts, programs to educate young people before they become addicted and law enforcement task forces to combat the continuing epidemic. He said damages could amount to "billions of dollars."

Counties across the state have been ravaged by the crisis.

"The impact is beyond words," said W. Kent Carper, president of the Kanawha County Commission in West Virginia, one of the counties that is suing the drug distributors.

He said the distributors sent 66 million doses of oxycodone and hydrocodone into Kanawha County, population 190,000. Addiction and deaths have cost his taxpayers millions of dollars in lost wages and productivity, along with increased spending for police, hospitals and jails, he said.

Distributors should be held accountable for the damage their drugs have done, Carper said.

"They have no plausible reason for doing what they're doing," Carper said. "They did it for one reason: greed. People should go to jail."


Scott Higham is a Pulitzer Prize-winning investigative reporter at The Washington Post, where he has worked on metro, national and foreign projects since 2000. Follow @ScottHigham1


Lenny Bernstein covers health and medicine. He started as an editor on the Post's National Desk in 2000 and has worked in Metro and Sports. Follow @LennyMBernstein



HEALTH

Another West Virginia town sues drug wholesalers

BY JESSICA YARVIN AND ASSOCIATED PRESS February 15, 2017 at 1:48 PM EDT


NALOXONE
A vial of Naloxone and syringe are pictured at a Naloxone training class taught by Jennifer Stepp and her daughter Audrey for adults and children to learn how to save lives by injecting Naloxone into people suffering opioid overdoses at the Hillview Community Center in Louisville, Kentucky, November 21, 2015. Photo by John Sommers II/Reuters

CHARLESTON, W.Va. — A southern West Virginia town in the state's poorest county has joined other communities in seeking to recoup the costs of dealing with opioid abuse.

According to the CDC, West Virginia had the highest rate of opioid-related deaths of all states in 2015, at 41.5 per 100,000 people.

The Charleston Gazette-Mail reported that the McDowell County town of Welch filed a lawsuit Monday against five of the largest out-of-state drug distributors.

The lawsuit claims the companies delivered huge amounts of prescription pain pills that created a "public nuisance" in the town of 2,200. Welch is the county seat of McDowell County, which has the highest drug overdose death rate in the nation.

The McDowell County Commission sued drug distributors in December. Similar lawsuits have been filed by the cities of Huntington and Kermit.

"We believe that these copycat lawsuits do not advance any of the hard work needed to solve the opioid abuse crisis – an epidemic driven by addiction, demand and the diversion of medications for illegitimate use," Ellen Barry, senior vice president of Global Corporate Communications at Cardinal Health, one of the five companies named in the lawsuit, told the PBS NewsHour.

An investigation by the Charleston Gazette-Mail found drug wholesalers shipped 780 million hydrocodone and oxycodone pills to West Virginia in six years. The Gazette-Mail says McDowell County, population 28,000, received 9 million hydrocodone pills, and 3.2 million oxycodone tablets over six years, according to U.S. Drug Enforcement Records.

The same investigation found that three of the five companies named in the lawsuit "supplied more than half of all pain pills statewide."

Welch alleges that the drug wholesalers didn't do enough to stop prescription painkillers from getting into the wrong hands.

"The (companies) received compensation in the form of millions of dollars per year for shipping volumes of drugs well beyond what a reasonable company would expect," Welch's lawyers wrote.

Welch has had to pay for more emergency services and drug treatment programs in addition to dealing with an increase in litter, crime, housing code violations and clogged water and sewer lines, according to the lawsuit.

"We intend to defend ourselves vigorously against these allegations," Barry said.

The newspaper reports that drug companies have denied wrongdoing, saying the drugs were shipped to licensed pharmacies, which were filling prescriptions from doctors.

Kristen Hunter, a spokesperson for McKesson, which is named in Welch's lawsuit, said in an email that the company does not comment on pending litigation, but called the crisis "a serious, multi-faceted problem."

West Virginia sits on the front lines of the opioid epidemic, which now affects every state in the U.S. The hardest hit include men "with annual incomes less than $70,000, those previously married, and with a high school-level education or less," according to the National Institutes of Health. White and Native American men living in the Midwest and West had a higher rate of use.

Huntington, which has also filed a lawsuit, reported 26 overdoses in a span of four hours in August.

EXHIBIT L

Business

San Francisco: McKesson to pay $150M in pill shipment case



George Nikitin/Associated Press archives

File photo: John Hammergren, CEO of McKesson Corporation.

By **THE ASSOCIATED PRESS** |
PUBLISHED: January 17, 2017 at 7:07 pm | UPDATED: January 18, 2017 at 3:14 am

CHARLESTON, W.Va. — A major Bay area drug wholesaler has agreed to pay $150 million to settle allegations that it failed to detect and report pharmacies' suspicious orders of prescription pain pills, federal prosecutors said Tuesday.

The settlement commits San Francisco-based McKesson to a multi-year suspension of sales of controlled substances from distribution centers in Colorado, Ohio, Michigan and Florida. It also imposes new and enhanced compliance requirements on McKesson's distribution system.

The suspensions are among the most severe sanctions ever agreed to by a Drug Enforcement Agency-registered distributor, according to a statement by the U.S. Justice Department and the U.S. attorney's office for West Virginia's northern district.

"Today's settlement sends a clear message to all distributors of pharmaceutical drugs that it is essential to dispense controlled substances in compliance with DEA's record keeping requirements," DEA Special Agent in Charge Karl C. Colder said in the statement.

In 2008, McKesson agreed to a $13.25 million civil penalty for similar violations.

Chairman and CEO John H. Hammergren said in a statement that McKesson is "committed to tackling this multi-faceted problem in collaboration with all parties in the (prescription drug) supply chain."

According to the settlement, a former McKesson distribution facility in Landover, Maryland, allegedly routinely failed to report suspicious orders of placed by routine pharmacies from 2008 to 2012 in violation of the Controlled Substances Act.

"In many instances, the suspicious orders placed by West Virginia pharmacies resulted in prescription narcotics being diverted for illegal use and abuse," said Betsy Steinfeld Jividen, the acting U.S. attorney in northern West Virginia.

One of those pharmacies was Judy's Drug Store in West Virginia's Grant County. The pharmacy settled a federal investigation for $2 million and that led to the investigation of McKesson, Jividen said.

Prosecutors said McKesson did not fully apply or adhere to a compliance program that it designed after the 2008 settlement to detect and report suspicious orders to independent and small-chain pharmacy customers.

For example, McKesson process more than 1.6 million orders for controlled substances in Colorado from 2008 to 2013 but reported just 16 orders as suspicious, the settlement noted. It said all of those suspicious orders were tied to one instance of a customer who was recently terminated.

McKesson is the latest distributor to agree to settlements in West Virginia over painkiller shipments. Earlier this month, Cardinal Health agreed to pay $20 million and AmerisourceBergen will pay $16 million to settle a lawsuit filed by West Virginia alleging they fueled West Virginia's opioid epidemic with excessively large shipments of painkillers over several years.

Earlier, the state settled similar claims against other wholesalers for another $11 million.

A Charleston Gazette-Mail investigation found drug wholesalers shipped 780 million hydrocodone and oxycodone pills to West Virginia in six years, a period when 1,728 people statewide fatally overdosed.

John G. Saia Associate General Counsel and Corporate Secretary

1934 Act/Rule 14a-8

March 28, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by The New York State Common Retirement Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2017 Proxy Materials") for its 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting") a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by The New York State Common Retirement Fund, under cover of a letter dated February 16, 2017 (the "Proponent").

The Company requests confirmation that the staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8, on the grounds that the Proposal relates to the Company's ordinary business operations, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponents copy the undersigned on any correspondence that the Proponents may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the

Staff should transmit its response to this no-action request to the Company by e-mail to john.saia@McKesson.com, and to the Proponent by email to pdoherty@osc.state.ny.us.

I. The Proposal

The Proposal constitutes a request that the Company's stockholders approve the following resolution:

> "**Therefore, it be resolved that:** Shareholders request that McKesson Issue [sic] a report at reasonable expense, excluding confidential information, describing: the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; its process for monitoring and auditing these systems to check for and safeguard against failure; and how it reports back to manufacturers on the way these systems are functioning."

The text of the Proposal reproduced above in this letter does not include the supporting statement, but that statement is set forth in the copy of the Proposal attached hereto, together with the Proponent's cover letter submitting the Proposal and other correspondence relating to the Proposal, as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Ordinary Business Operations

A company is permitted to omit a stockholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's "ordinary business operations." According to the Commission, the fundamental policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] Fed Sec. L. Rep. (CCH) 86,018, at 80,539 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Commission identified two "central considerations" of the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id*. For the purposes of Rule 14a-8(i)(7), the Commission noted in the *1998 Release* that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." *Id.*

A. *The Proposal's Underlying Subject Matter Concerns the Sale or Distribution of the Company's Products*

In keeping with these considerations, the Staff has consistently taken the position that stockholder proposals concerning the sale or distribution of particular products, as well as customer use of such products, may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations. In this specific regard, the Staff has concurred with the exclusion of a stockholder proposal related to the distribution of restricted medicines to prisons for use in executions. In *Pfizer, Inc.* (March 1, 2016), the Staff permitted Pfizer, Inc. ("*Pfizer*") to exclude a proposal from Proponent that requested that Pfizer "issue a report describing the steps it has taken or will take to identify and remedy the flaws in its current distribution system for medicines listed in the formal execution protocols of certain U.S. states in order to prevent their sale to prisons for the purpose of aiding executions." In granting relief under Rule 14a-8(i)(7), the Staff noted that the proposal related to "the sale or distribution of [Pfizer's] products."

Pfizer is consistent with the Staff's position on numerous other stockholder proposals relating to the sale or distribution and customer use of particular products. For example, in *FMC Corp.* (February 25, 2011, *recon. granted* March 6, 2011) the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company implement "a legitimate product stewardship program" in part by issuing a report that proposed changes to prevent alleged misuse of the company's insecticides and pesticides suspected to harm humans and wildlife. The Staff concluded that the proposal related to "products offered for sale by the company." In *Walmart Stores, Inc.* (March 20, 2014), the Staff permitted the company to omit a proposal that requested board oversight of the creation of policies determining whether the company should sell a product that "especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand." The proposal's professed intent was to cover policies relating to whether the company should sell guns with high-capacity magazines. The Staff stated that the proposal related to "products and services offered for sale by the company" and that "proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)." *See also Wells Fargo & Co.* (January 28, 2013, *recon. denied* March 4, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board issue a report discussing the adequacy of the company's policies in addressing social and financial impacts of its direct deposit advance lending service because the proposal related to "products and services offered for sale by the company"); *Johnson & Johnson* (February 22, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company work with regulators to add "'Black Box' Warning" labels to Levaquin tablets because "[p]roposals concerning the manner in which a company sells particular products are generally excludable under rule 14a-8(i)(7)").

Consistent with that precedent, the Company is of the view that the Proposal may be properly omitted under Rule 14a-8(i)(7) because it relates to the Company's sale or distribution of particular products to its customers. The Proposal requests that the Company issue a report "describing: the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; its process for monitoring and auditing these systems to check for and safeguard against failure; and how it reports back to manufacturers on the way these systems are functioning." The Supporting Statement emphasizes the Proposal's concern with the distribution of specific "restricted medicines" (including Hydromorphone, Midazolam, Pentobarbital, Propofol, Rocuronium Bromide, Vecuronium Bromide and Potassium Chloride) that are sought by states for use in capital punishment. Further, the Supporting Statement focuses on the sale of these products by seeking assurance that the Company is "effectively managing" contractual arrangements that it has with manufacturers to "'restrict the sale of medicines in prison systems and others for lethal injections.'" Finally, the Proposal states that its aim is to "prevent the diversion of restricted medicines to prisons for use in executions." Such decisions relating to the products sold by the Company, and the procedures used to manage the effectiveness of the restricted distribution systems for those products, are fundamental to the Company's ability to run its business on a day-to-day basis and cannot practically be subject to stockholder oversight.

B. The Proposal Concerns Decisions Related to Supplier Relationships

In the ordinary course of its day-to-day pharmaceutical distribution operations, the Company's management must evaluate and enter into contracts or arrangements with numerous manufacturers. As such, the oversight of its supplier relationships is necessary to the Company's day-to-day operations.

The Staff has permitted the exclusion under Rule 14a-8(i)(7) of proposals concerning decisions relating to a company's supplier relationships. For example, in *Foot Locker, Inc.* (March 3, 2017), the proposal requested that management prepare a report that outlines the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers. In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff determined that the "proposal relates broadly to the manner in which the company monitors the conduct of its suppliers and their subcontractors." *See also Kraft Foods Inc.* (February 23, 2012) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report detailing the ways the company would assess water risk to its agricultural supply chain and mitigate the impact of such risk, with the Staff determining that the proposal concerned "decisions relating to supplier relationships. … [which] are generally excludable under rule 14a-8(i)(7)"); *Alaska Air Group, Inc.* (March 8, 2010) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report discussing the maintenance and security standards used by the company's aircraft contract repair stations and the company's procedures for overseeing maintenance performed by the contract repair stations, as the proposal concerned "decisions relating to vendor relationships [which] are generally excludable under rule 14a-8(i)(7)"); *Dean Foods Co.* (March 9, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested an independent committee review of the company's standards for organic dairy product suppliers, noting that the proposal related to the company's "decisions relating to supplier relationships"); and *Seaboard Corp.* (Mar. 3, 2003) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report discussing its suppliers' use of antibiotics in hog production facilities).

As in the letters described above, the Proposal concerns ordinary business decisions relating to the Company's supplier relationships with drug manufacturers. In particular, the Proposal seeks to influence the manner in which the Company monitors its relationships with its suppliers and complies with its contractual obligations to suppliers. In this regard, the Proposal calls for a report on the Company's "monitoring and auditing [of the controlled distribution systems it implements on behalf of manufacturers] to check for and safeguard against failure." In addition, the requested report seeks to affect the manner in which the Company deals with non-compliance of its stated policy regarding restricted medicines, asking the Company to address "how it reports back to manufacturers on the way these systems are functioning." Further, the Supporting Statement notes that if the Company is "shown to have sold affected medicines in prisons in contravention of their contracts with manufacturers, the company could face sanctions levied by manufacturers of the drugs." The ongoing decisions of Company management regarding the entry into contracts with supplier/vendors with regard to the distribution of products and services, the terms of those agreements, and the day-to-day decisions regarding compliance with those agreements, are fundamental to Company management's ability to operate the Company on a day-to-day basis and are not, consistent with Commission and Staff precedent, proper matters for direct shareholder oversight. As such, the Proposal relates to the ordinary business operations of the Company, for purposes of Rule 14a-8(i)(7).

Accordingly, based on the letters described above and the Proposal's emphasis on ordinary business matters regarding supplier relationships, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(7).

C. The Entire Proposal is Excludable if it Relates in Part to Ordinary Business Operations of the Company

Staff Legal Bulletin No. 14E (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a stockholder vote. *See also* Staff Legal Bulletin 14H (October 22, 2015) (underscoring that the Staff "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion"). The mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. If it does not focus on the significant policy issue or if it focuses on matters of ordinary business in addition to a significant policy issue, Staff precedent indicates that the proposal is excludable. Most notably, the Staff permitted Pfizer's exclusion of its stockholder proposal requesting a report on the company's plans to "remedy the flaws" in its distribution system for restricted medicines despite the fact that Proponent argued that the proposal touched upon a significant policy issue (the use of drugs in executions). In granting relief under Rule 14a-8(i)(7), the Staff concurred with Pfizer that the proposal related to the sale or distribution of the company's products. *See Pfizer, Inc.* (March 1, 2016). Similarly, in *Amazon.com, Inc.* (February 3, 2015) the Staff permitted the company to exclude a proposal requesting that it "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" despite the proponent's argument that the sale of foie gras raised a significant policy issue (animal cruelty). The Staff concluded that the proposal related to "the products and services offered for sale by the company."

The Staff has consistently concurred that a proposal may be excluded when it addresses ordinary business matters, even if it touches upon a significant policy issue. For instance, in *General Electric Co.* (Feb. 10, 2000), the Staff permitted exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff noted that, while the Proposal touched on the significant policy issue of executive compensation, the entire proposal was excludable under Rule 14a-8(i)(7) because "a portion of the proposal relate[d] to ordinary business matters (*i.e.*, the choice of accounting methods)." *See also Dominion Resources, Inc*. (Feb. 14, 2014) (permitting the exclusion of a proposal relating to use of alternative energy because the proposal related, in part, to ordinary business operations (the company's choice of technologies for use in its operations)).

Similarly, in *PetSmart* (Mar. 24, 2011), the Staff concurred with the exclusion of a stockholder proposal asking company suppliers to certify that they did not violate laws relating to the humane treatment of animals, even though the Staff concluded that humane treatment of animals is a significant policy issue. In granting relief under Rule 14a-8(i)(7), the Staff concurred with the company that the laws encompassed by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) where a proposal asked the company to report on the ordinary business matter of expense management, even though it also addressed the potential significant policy issue of access to affordable healthcare); and *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when a proposal asked a company to disclose information about the ordinary business matter of how it managed its workforce, even though the proposal also involved the significant policy issue of outsourcing).

If the Staff were to conclude that the Proposal relates to a significant policy issue, as was the case in the letters discussed above, the Proposal may nonetheless be excluded pursuant to Rule 14a-8(i)(7) because it is not focused solely on such policy issue and clearly encompasses matters related to the Company's ordinary business operations. Specifically, the Proposal's request that the Company report on its management of the restricted distribution systems for its products encompasses the ordinary business matters of the sale and distribution of the Company's products and its decisions related to its supplier relationships.

Accordingly, and consistent with the letters discussed above, the Company believes that it may properly exclude the Proposal and Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7), as relating to the Company's ordinary business operations.

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9292, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



John Saia
Associate General Counsel
and Corporate Secretary

Enclosures

cc: Patrick Doherty, Director of Corporate Governance
Office of the Comptroller of the State of New York

Exhibit A

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

February 16, 2016

Mr. John G. Saia
Associate General Counsel
and Secretary
McKesson Corporation
One Post Street- 35th Floor
San Francisco, California 94104

Dear Mr. Saia:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform you of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of McKesson Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should McKesson decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

POLICY ON THE DISTRIBUTION OF POTENTIAL DEATH PENALTY DRUGS

Whereas, the use of commercially manufactured medicines in lethal injection executions, an application for which these products were never designed, tested or approved, can expose the medicines' manufacturers and distributors to negative media coverage and costly litigation;

McKesson is authorized to distribute a number of medicines currently sought by US states for use in executions, including Hydromorphone, Midazolam, Pentobarbital, Propofol, Rocuronium Bromide, Vecuronium Bromide, and Potassium Chloride;

All FDA-approved manufacturers of these medicines are publically opposed to their use in executions, and requires distributors such as McKesson to sign contracts confirming these products will not be sold for use in executions;

In March 2016, McKesson confirmed in its Annual Corporate Responsibility Report that it had "*entered into contractual arrangements with some manufacturers and suppliers that restrict the sale of medicines to prison systems and others for lethal injections.*"

However, McKesson has not published a policy explaining how it intends to monitor, audit and evaluate these restrictions. Without a published policy, shareholders cannot be assured the company is effectively managing those contractual arrangements, the violation of which could expose it to commercial and legal risk.

In recent years media reports have indicated that some states have sought to obtain these products for use in executions.

Should McKesson be shown to have sold affected medicines to prisons in contravention of their contracts with manufacturers, the company could face sanctions levied by manufacturers of the drugs.[i] It could also face civil litigation brought by family members of executed prisoners (as McKesson did in 2014 following the botched execution of a prisoner in Ohio);

Unlike other companies affected by this issue which have disclosed in detail how they restrict the supply of drugs for use in executions, McKesson has no published policy explaining exactly how its control systems function to protect manufacturer medicines from diversion and misuse, and what audits and checks it has in place to ensure the efficacy of such controls;

Therefore, it be resolved that: Shareholders request that McKesson Issue a report at reasonable expense, excluding confidential information, describing: the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; its process for monitoring and auditing these systems to check for and safeguard against failure; and how it reports back to manufacturers on the way these systems are functioning.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

February 16, 2017

John G. Saia
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
35th Floor
San Francisco, CA 94105

Dear Mr. Saia,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of McKesson Corporation continuously for at least one year as of and including February 16, 2017.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 798,828 shares of common stock as of February 16, 2017 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
Tana Harris – NYSCRF
Eri Yamaguchi - NYSCRF

4 Chase Metrotech Center 4th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 4508 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.